Exhibit 1

ENTRÉE GOLD INC.

Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2011

DATED March 29, 2012

TABLE OF CONTENTS

DATE OF INFORMATION	3
FORWARD LOOKING STATEMENT	3
CURRENCY AND EXCHANGE	4
DEFINED TERMS AND ABBREVIATIONS	4
CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES	4
CORPORATE STRUCTURE	5
Name, Address and Incorporation	5
Intercorporate Relationships	7
GENERAL DEVELOPMENT OF THE BUSINESS	8
Three Year History	8
DESCRIPTION OF THE BUSINESS	10
Mineral Exploration Business	10
Business of Entrée	11
Ivanhoe Mines, Rio Tinto and OTLLC	12
Heads of Agreement	14
Base Shelf Prospectus and Marketed Offering	15
Environmental Compliance	15
Competition	17
Employees	17
MATERIAL MINERAL PROPERTIES	17
MONGOLIA	17
Lookout Hill Property	17
History	19
Property Location and Accessibility	19
Climate, Local Resources, Physiography	20
Regional Geology	20
Recent Exploration – Entree-OTLLC Joint Venture Property	21
Joint Venture Property – Mineral Resources	21
Joint Venture Property - Mineral Reserves	24
OTLLC Integrated Development Operation Plan	26
IDOP Reserve Case	29
Entrée-OTLLC Joint Venture Future Work	32
Entrée-OTLLC Joint Venture Potential for Further Development	35
Shivee West	37
Shivee West – Exploration	37
UNITED STATES	38
Ann Mason Project	38
Location, Accessibility, Climate and Local Resources	40
History	40
Geological Setting and Mineralization	41
Exploration	43
Metallurgical Testwork	46
Mineral Resource Estimate	46
Current Exploration Program	48
NON-MATERIAL PROPERTIES	48
RISK FACTORS	49

DIVIDENDS	60
CAPITAL STRUCTURE	60
MARKET FOR SECURITIES	60
ESCROWED SECURITIES	62
DIRECTORS AND OFFICERS	62
PROMOTERS	68
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	68
INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	69
TRANSFER AGENTS AND REGISTRARS	69
MATERIAL CONTRACTS	69
INTEREST OF EXPERTS	70
ADDITIONAL INFORMATION	70

APPENDIX

ENTRÉE GOLD INC.
ANNUAL INFORMATION FORM

DATE OF INFORMATION

Unless otherwise specified in this Annual Information Form (the “AIF”), the information herein is presented as at December 31, 2011, the last date of the Company’s most recently completed financial year.

FORWARD LOOKING STATEMENT

This AIF contains “forward-looking statements” and “forward looking information” (together the “forward looking statements”) within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this AIF and Entrée does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production and capital expenditures, the costs and timing of the development of new deposits, the potential for the discovery of additional mineralized zones on properties in which Entrée has an interest, the potential for the expansion of existing deposits in which Entrée has an interest, plans to prepare a Preliminary Economic Assessment on the Ann Mason Project, the inclusion of metallurgical test results and assays from historical holes in a Preliminary Economic Assessment on the Ann Mason Project, the timing for the release of a Preliminary Economic Assessment on the Ann Mason Project, the timing of and potential for future resource estimates on properties in which Entrée has an interest, plans for future exploration and/or development programs and budgets, the potential for Entrée’s inclusion in the Investment Agreement, the application of Resolution 175 to the Shivee Tolgoi and Javhlant licences, permitting time lines, currency fluctuations, requirements for additional capital, anticipated business activities, corporate strategies, proposed acquisitions and dispositions of assets, the use of proceeds from the Company’s short form prospectus offering and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum will remain relatively stable, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this AIF.  Although Entrée has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE

The Company’s financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles.

In this AIF, all dollar amounts are expressed in United States dollars unless otherwise specified.  Because Entrée’s principal executive office is located in Canada, many of its obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses).  Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2011, the Company has not converted Canadian dollars to United States dollars for purposes of making the disclosure in this AIF.

DEFINED TERMS AND ABBREVIATIONS

As used in this AIF, the term the “Company” refers only to Entrée Gold Inc.  The terms “we”, “us”, “our” and “Entrée” mean Entrée Gold Inc. and/or one or more of its wholly-owned subsidiaries.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standards for the terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which adopts the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” may only be separately disclosed, have a great amount of uncertainty as to their existence, and have great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, descriptions in this AIF of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

Entrée is an exploration stage company that also has an interest in a development stage project.  Entrée is engaged in the exploration of mineral resource properties located in Mongolia, the United States, Peru and Australia.  Entrée Gold Inc.’s executive office is located at:

Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Phone: (604) 687-4777
Fax:  (604) 687-4770
Website: www.entreegold.com.

Information contained on the Company’s website does not form part of this AIF.  The Company’s registered and records office is located at 2900-550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations.  The address of the Mongolian office is:

Suite 3A, Temple View Residence
Building #12, Jamyan Gun Street
Sukhbaatar District 1st County
Ulaanbaatar, Mongolia
Phone: 976.11.318562 / 330953
Fax:  976.11.319426

Entrée maintains an administrative office in Golden, Colorado to support United States operations at the following address:

Suite 210, 1111 Washington Avenue
Golden, CO 80401
Phone: 303.954.8752
Fax: 303.953.9401

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name “Timpete Mining Corporation”.  On February 5, 2001, the Company changed its name to “Entrée Resources Inc.”.  On October 9, 2002 the Company changed its name from “Entrée Resources Inc.” to “Entrée Gold Inc.” and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia).

At inception the Company’s Memorandum and Articles authorized it to issue up to 20 million common shares without par value.  On September 30, 1997, the Company subdivided its authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million common shares without par value.  On February 5, 2001, the Company subdivided its common shares on a four new shares for one old share basis, thus increasing its authorized capital to 160 million common shares without par value and simultaneously reduced its authorized capital to 100 million common shares without par value.  On October 9, 2002 the Company consolidated its authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million common shares without par value and simultaneously increased the authorized capital from 50 million common shares without par value to 100 million common shares without par value.  On May 20, 2004, the Company received approval from its shareholders to increase its authorized share capital from 100 million common shares without par value to an unlimited number of common shares, all without par value (the “Common Shares”).  This increase became effective June 16, 2004, the date the Company filed the amendment to its Articles.

The Company’s Common Shares traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company’s Common Shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ETG”.  The Company’s Common Shares also trade on the NYSE Amex under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

Intercorporate Relationships

We conduct our business and own our property interests through the 19 subsidiaries set out in our organizational chart below.  All of our subsidiaries are 100% owned.

*The remaining 0.01% is held by Entrée Resources International Ltd.

**Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia.  A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC (“OTLLC”).  OTLLC is owned as to 66% by Ivanhoe Mines Ltd. (“Ivanhoe Mines”), and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).  See “Summary Description of the Business” below.

***M.I.M. (U.S.A.) Inc. and Entrée Gold (US) Inc. hold the Ann Mason Project in Nevada, United States.  For details regarding Entrée’s interest in the Ann Mason Project, see “Material Mineral Properties – United States – Ann Mason Project” below.

GENERAL DEVELOPMENT OF THE BUSINESS

Entrée is an exploration stage resource company engaged in exploring mineral resource properties.  We have development and exploration properties in Mongolia, the United States, Australia and Peru.  Our two principal assets are our interest in the Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system with a NI 43-101 compliant probable reserve as well as indicated and inferred resources, and our Ann Mason copper-molybdenum project in Nevada (the “Ann Mason Project”), which hosts NI 43-101 compliant indicated and inferred resources.

If, from time to time, Entrée becomes aware of properties that are complementary to its existing projects, particularly large tonnage base and precious metal targets (or smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems) in eastern Asia and the Americas, it may negotiate and enter into agreements to acquire them.  The commodities that Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Three Year History

Over the last three completed financial years, Entrée has continued its exploration work at its Shivee West project, Mongolia, and has assembled a large land package in the Yerington copper camp, Nevada (the Ann Mason Project).  In order to focus its resources on these two principal assets, Entrée has divested its interest in several non-material properties in China, Canada, Mongolia, Australia and the United States.

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

January 2009	Discovery of porphyry style mineralization at Lordsburg, New Mexico pursuant to the first exploration alliance agreement with Empirical Discovery, LLC (“Empirical”).
July 2009	Entrée enters into an agreement with Honey Badger Exploration Inc. (“Honey Badger”) to acquire up to 80% of Honey Badger’s interest in the Blackjack property, Yerington, Nevada.
Certain rights and obligations of Rio Tinto Exploration Canada Inc. (“Rio Tinto”) under its equity participation agreement with the Company expire; however, Rio Tinto retains a pre-emptive right to maintain its ownership percentage in the Company.

September, 2009
Entrée enters into an agreement with Bronco Creek Exploration Inc. (now a wholly owned subsidiary of Eurasian Minerals Ltd.) (“Eurasian”) to acquire up to an 80% interest in the Roulette property, Yerington, Nevada.

October 2009
The Investment Agreement (the “Investment Agreement”) is signed in Mongolia (by the Government of Mongolia, Ivanhoe Mines, OTLLC and Rio Tinto International Holdings Ltd.), subject to 10 conditions precedent to be satisfied before it is finalized.

Shivee Tolgoi and Javhlant (Lookout Hill) mining licences are granted to Entrée LLC.
November 2009
The Company enters into a Scheme Implementation Agreement with PacMag Metals Limited (“PacMag”), to acquire all outstanding shares and cancel all outstanding options of PacMag through Australian Schemes of Arrangement.  PacMag’s principal asset is the Ann Mason copper-molybdenum deposit, Yerington, Nevada.

January 2010
The Company announces a NI 43-101 compliant inferred resource estimate on the Ann Mason deposit, Yerington, Nevada of 810.4 million metric tonnes grading 0.40% copper, using a 0.30% copper cut-off containing approximately 7.1 billion pounds of copper.

March 2010	The Company announces an updated Heruga deposit resource estimate, Lookout Hill property, Mongolia.
The conditions precedent included in the Investment Agreement are satisfied and the Investment Agreement takes legal effect.
May 2010
The Company announces the first NI 43-101 compliant ore reserves defined on the Hugo North Extension deposit, Lookout Hill property, Mongolia and the release of the 2010 Integrated Development Plan Technical Report by Ivanhoe Mines.

June 2010	The Company announces that it has commenced drilling programs on the Blackjack and Roulette copper properties, Yerington, Nevada.
The Company announces the filing of a comprehensive NI 43-101 compliant technical report for Lookout Hill ("LHTR10"), which includes information from Ivanhoe Mines’ 2010 Integrated Development Plan.
The Company completes its acquisition of PacMag.
July 2010	The Togoot mining licence, which hosts the Nomkhon Bohr coal discovery, is granted to Entrée.
August 2010	Entrée acquires 51% of Honey Badger’s interest in the Blackjack property, Yerington, Nevada.
September 2010	The Company announces an agreement to acquire a majority interest in the Lukkacha project in Peru.
The Company announces an agreement to option the iron ore rights of the Blue Rose joint venture, Australia, to Bonython Metals Group Pty Ltd.
The Company announces the discovery of a new porphyry system on the Roulette property, Yerington, Nevada.
November 2010
The Company announces that results of reverse circulation ("RC") drilling on the Blue Hill target, Yerington, Nevada, confirm a zone of shallow copper oxide mineralization and additional deeper sulphide mineralization.

The Company announces the filing of a short form base shelf prospectus in Canada and shelf registration statement in the United States.
The Company announces new copper zones and expanded potential on its Blackjack and Roulette copper properties in Nevada.
The Company provides notice to Taiga Consultants Ltd. that it wishes to terminate its option to acquire the Crystal property, an early-stage copper-molybdenum project in central British Columbia.
December 2010
After reviewing the data from its drilling programs, Entrée notifies Zhejiang No. 11 Geological Brigade of its intention to terminate the agreement on three exploration licences in Pingyang County, Zhejiang Province, People’s Republic of China.

January 2011	Entrée advises Giralia Resources NL that it does not wish to proceed with the Corktree earn-in, Australia.
March 2011
Entrée enters into a mining lease and option to purchase agreement on the Eagle Flats property, Nevada.  The property is comprised of 58 unpatented lode claims, located 65 kilometres east of Yerington, in Mineral County, Nevada.

April 2011	The Company notifies Empirical that it does not wish to proceed with the second exploration alliance agreement, after holes drilled at Bisbee, Arizona fail to intercept significant mineralization.
June 2011	Entrée sells the Rainbow Canyon early stage epithermal gold property, Nevada to Acrex Ventures Ltd., retaining a 3% net smelter returns royalty.
Entrée advises Minquest Inc. that it is terminating the lease on certain claims comprising the Meadow Valley property, Arizona. Entrée relinquishes the balance of the claims in September 2011.
July 2011	Entrée acquires the balance of Honey Badger’s interest in the Blackjack property, Yerington, Nevada.
August 2011
Entrée, as operator of the Blue Rose joint venture, Australia, completes a soil sampling program over the Golden Sophia shallow gold target.  In September 2011, the joint venture files notice to initiate negotiations with native title parties, as required under the Mining Act of South Australia before any drilling can be initiated.

September 2011	Entrée enters into an agreement to sell the Togoot mining licence for approximately $1.6 million, to enable it to better focus its resources on its two principal assets.
November 2011
The Company closes a marketed offering of 10,000,000 Common Shares at a price of $1.25 per Common Share.  Rio Tinto exercises its pre-emptive rights in full and purchases an additional 1,482,216 Common Shares at the offering price.  Total gross proceeds from the offering are $14,352,770 and are expected to be used to fund ongoing exploration on the Ann Mason Project, Yerington, Nevada and Shivee West project, Mongolia, and for general corporate purposes.

December 2011
The Company announces that the over-allotment option has been exercised and the underwriters will purchase an additional 1,150,000 Common Shares at a price of $1.25 per Common Share.  The over-allotment closes on January 4, 2012.  Rio Tinto exercises its pre-emptive rights in full and purchases an additional 170,455 Common Shares at the offering price.

DESCRIPTION OF THE BUSINESS

Mineral Exploration Business

Entrée is in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource or reserve are in the production stage.  The Company is in the exploration stage, but has an interest in a development stage property.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific, but limited mineral rights to the land (e.g., a licence, lease or concession).  After acquisition, exploration typically begins with a surface examination by a professional geologist with the aim of identifying areas of potential mineralization, followed by detailed sampling and mapping of rock exposures along with possible geophysical and geochemical grid surveys over un-exposed portions of the property (i.e., underground), and possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.

A mineral resource may be identified and estimated through exploration and sampling, and supported by a technical report prepared in accordance with NI 43-101.  A mineral resource company may then choose to have a preliminary economic assessment ("PEA") prepared, based on the mineral resource estimate.  A PEA is a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project.

Once exploration is sufficiently advanced, and if the resource estimate is of sufficient quality (i.e. with mineralization classified in the indicated and/or measured categories), the next step would be to undertake a prefeasibility study.  A prefeasibility study is a more comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method or pit configuration is established and an effective method of mineral processing is determined.  The prefeasibility study may demonstrate that part of the measured or indicated mineral resource is economically minable, and can be classified as a mineral reserve.

The study with the highest level of confidence is the feasibility study, which is a comprehensive technical and economic study of the selected development option which demonstrates that mining of the minerals would be economic.  The results of the study may reasonably serve as the basis for a final decision by a financial institution to finance the development of the project.

Business of Entrée

Entrée’s two principal assets are its interests in the Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system and the Ann Mason copper-molybdenum project in Nevada.

The Lookout Hill property in Mongolia is comprised of two mining licences: Shivee Tolgoi and Javhlant.  The Shivee Tolgoi and Javhlant mining licences completely surround OTLLC’s Oyu Tolgoi mining licence, and host the Hugo North Extension of the Hugo Dummett North copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture between Entrée and OTLLC (the “Entrée-OTLLC Joint Venture”).

A map that illustrates the areas of Lookout Hill more clearly and further details regarding the Lookout Hill property in Mongolia are provided under “Material Mineral Properties” below.

The Ann Mason Project in Nevada includes the 100% owned Ann Mason deposit and Blue Hill oxide target, as well as the Blackjack, Minnesota and Roulette targets.  A map which shows the Ann Mason Project location and more information about the Ann Mason Project are provided in the “Material Mineral Properties” section below.

Aside from its two principal assets, Entrée has interests in exploration properties in the United States, Australia and Peru.  Please see the “Non-Material Properties” section for more information.

Entrée’s exploration activities are under the supervision of Robert Cann, M.Sc., P.Geo., Entrée's Vice President, Exploration.  Mr. Cann is a qualified person (“QP”) as defined in NI 43-101. Mr. Cann has approved the scientific and technical information in this AIF.

All mineral rock samples from our Mongolian properties are prepared and analyzed by SGS Mongolia LLC or Actlabs Asia LLC in Ulaanbaatar, Mongolia.  Samples from Arizona, New Mexico and Nevada are analyzed at ALS Chemex in Sparks, Nevada, at Skyline Assayer and Laboratories, Tucson, Arizona and at Acme Analytical Laboratories, Vancouver, British Columbia, Canada.

Ivanhoe Mines, Rio Tinto and OTLLC

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Ivanhoe Mines.  Under the Earn-In Agreement, Ivanhoe Mines agreed to purchase equity securities of the Company, and was granted the right to earn an interest in a 39,807 hectare portion of the Lookout Hill property comprising the eastern portion of the Shivee Tolgoi, and all of the Javhlant mining licence (the “Joint Venture Property”).  Most of Ivanhoe Mines’ rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly-owned subsidiary, Ivanhoe Mines Mongolia Inc. (now known as OTLLC).  The Government of Mongolia (through Erdenes Oyu Tolgoi LLC) subsequently acquired from Ivanhoe Mines a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi mining licence located adjacent to, and surrounded by, the Lookout Hill property.

The Joint Venture Property forms part of the Oyu Tolgoi mining complex, which is comprised of a series of deposits containing copper, gold, silver and molybdenum.  The deposits stretch over 12 kilometres (“km”), from the Hugo North Extension deposit on the Joint Venture Property in the north, through the adjacent Hugo Dummett South deposit and  Southern Oyu deposits on OTLLC’s Oyu Tolgoi licence, to the Heruga deposit on the Joint Venture Property in the south (Figure 1).  As part of its earn-in obligations under the Earn-In Agreement, OTLLC undertook an exploration program which established the presence of two significant deposits on the Joint Venture Property: the Hugo North Extension deposit and the Heruga deposit.  The Hugo North Extension deposit is an extension of the Hugo Dummett North deposit into the Shivee Tolgoi mining licence.  The Heruga deposit is to the south within the Javhlant mining licence, but mineralization extends north across the licence boundary towards the Heruga North and the Southwest deposits on the Oyu Tolgoi licence.

Figure 1 - Idealized Profile of Southern Oyu, Hugo Dummett and Heruga Deposits (Section Looking West)

Additional information regarding the Joint Venture Property is discussed under “Material Mineral Properties” below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property.  As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres (“m”) from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 m from the Joint Venture Property.  In accordance with the Earn-In Agreement, Entrée and OTLLC formed the Entrée-OTLLC Joint Venture on terms annexed to the Earn-In Agreement.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OTLLC with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.  The debt financing and repayment provisions prevent dilution of Entrée’s interest as the project progresses.  Since formation, and as of December 31, 2011, the Entrée-OTLLC Joint Venture has expended $20.5 million to advance the Joint Venture Property.  As of December 31, 2011, OTLLC has contributed on Entrée’s behalf the required cash participation amount of $4.3 million, equal to 20% of the $20.5 million incurred to date, plus interest at prime plus 2%.

In accordance with the terms of the Joint Venture Agreement appended to the Earn-in Agreement, Entrée and OTLLC have established and appointed representatives to a management committee, to determine overall policies, objectives, procedures, methods and actions of the Entrée-OTLLC Joint Venture.  The management committee is required to meet at least quarterly.  OTLLC, as manager, prepares proposed programs and budgets and submits them to the management committee for review and consideration.  Either joint venture participant may propose modifications or reject any or all of the components of the proposed program and budget, in which case the manager will work with the participants to complete a program and budget acceptable to both participants.  Entrée and OTLLC have votes on the management committee in proportion to their respective interests in the Entrée-OTLLC Joint Venture.  Decisions are made by a simple majority vote.

At December 31, 2011, Ivanhoe Mines owned approximately 10.9% of the Company’s issued and outstanding Common Shares acquired pursuant to the Earn-In Agreement.  Certain of Ivanhoe Mines' rights and obligations under the Earn-In Agreement, including a right to nominate one member of the Company’s Board of Directors (the “Board”), a pre-emptive right to enable it to preserve its ownership percentage in the Company, and an obligation to vote its shares as the Company’s Board directs on certain matters, expired with the formation of the Entrée-OTLLC Joint Venture.  OTLLC’s right of first refusal on the western portion of the Shivee Tolgoi licence (“Shivee West”) is maintained.

Investment by Rio Tinto in Entrée

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Canada Exploration Inc.) (“Rio Tinto”) took part in a private placement in the Company and became its largest shareholder. Certain of Rio Tinto’s rights and obligations under the equity participation agreement expired in July 2009.  Rio Tinto’s pre-emptive right to maintain its ownership percentage in the Company (unless Rio Tinto’s proportionate share falls below 10% of the issued and outstanding Common Shares or unless Rio Tinto fails to exercise its pre-emptive right in full) is still in effect.

At December 31, 2011, Rio Tinto owned approximately 12.9% of the Company’s issued and outstanding Common Shares.

Investment by Rio Tinto Holdings in Ivanhoe Mines

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto plc, through its subsidiary Rio Tinto International Holdings Ltd. (“Rio Tinto Holdings”), acquired through a series of transactions approximately 49% of Ivanhoe Mines’ issued and outstanding shares as at December 31, 2011.  Rio Tinto Holdings’ ownership interest in Ivanhoe Mines was capped at 49% until January 18, 2012, pursuant to a Heads of Agreement dated December 8, 2010 (the “Heads of Agreement”).  On January 24, 2012, Rio Tinto plc announced that Rio Tinto Holdings had purchased an additional 15.1 million shares of Ivanhoe Mines increasing its ownership interest to 51%.

Heads of Agreement

Among other things, the Heads of Agreement between Ivanhoe Mines and Rio Tinto Holdings provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi mining complex.  Under the Heads of Agreement, Rio Tinto Holdings is entitled to appoint three of the nine directors of OTLLC (with Ivanhoe Mines appointing three and the Government of Mongolia appointing three) and Rio Tinto Holdings assumes management of the building and operation of the Oyu Tolgoi mining complex, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.  Ivanhoe Mines will continue to directly manage ongoing exploration on the licences outside of the projected life-of-mine area, including the balance of the Joint Venture Property.  On March 20, 2012, Ivanhoe Mines announced that overall construction of the first phase of the Oyu Tolgoi mining complex was 72.7% complete at the end of February 2012, and that construction remains on track to meet the targeted start of initial production in the third quarter of 2012.  Commercial production from the Oyu Tolgoi mining complex is projected to begin in the first half of 2013.

Investment Agreement and the Mongolian Government

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011.  These amendments allowed the Mongolian Government, Ivanhoe Mines and Rio Tinto Holdings to conclude the negotiations necessary to finalise an investment agreement (the “Investment Agreement”).

On October 6, 2009, Ivanhoe Mines, OTLLC and Rio Tinto Holdings signed the Investment Agreement with the Mongolian Government.  The Investment Agreement regulates the relationship between these parties and stabilises the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi mining complex.  The Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Joint Venture Property).  Conditions precedent to the Investment Agreement were satisfied within six months of the signing date, and the Investment Agreement took legal effect on March 31, 2010.

The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OTLLC Joint Venture.  However, Entrée is not presently a party to the Investment Agreement.  Entrée does not have any direct rights or benefits under the Investment Agreement, and Entrée’s interest in the Joint Venture Property is not subject to the Investment Agreement.  OTLLC has agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement.  In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture or the scope of the lands to be covered by the Investment Agreement.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi mining complex.  These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex.  Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary.  OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement.  The Shivee Tolgoi and Javhlant licences are also part of the contract area of the Investment Agreement, which contains certain provisions respecting expropriation.  Accordingly, Entrée considers that the application of Resolution 175 to the Joint Venture Property will likely be considered unnecessary.  If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175.  While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

Base Shelf Prospectus and Marketed Offering

In order to provide the Company with flexibility to quickly raise funds should the need or opportunity arise, the Company announced on November 19, 2010 that it had filed a short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10/A.  These filings will allow the Company to make offerings of Common Shares, warrants, subscription receipts or any combination of such securities up to an aggregate offering price of C$100,000,000 during the 25-month period that the short form base shelf prospectus remains effective.  Net proceeds from the sale of the securities, if any, are expected to be used by the Company for acquisitions, development of acquired mineral properties, working capital requirements and/or for other general corporate purposes.

On November 23, 2011, the Company entered into an underwriting agreement and filed a final prospectus supplement to its short form base shelf prospectus, in connection with a marketed offering of its Common Shares (the “Offering”). The underwriters agreed to purchase 10,000,000 Common Shares at a price of C$1.25 per Common Share (the “Offering Price”) for gross proceeds of C$12,500,000.  The Company also granted the underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 1,500,000 Common Shares at the Offering Price, exercisable for a period of 30 days following closing.  Desjardins Securities Inc. acted as the lead underwriter in a syndicate that included National Bank Financial Inc., TD Securities Inc., Knight Capital Group and Trapeze Capital Corp.  The Offering closed on November 30, 2011.  Rio Tinto exercised its pre-emptive rights in full and purchased an additional 1,482,216 Common Shares of the Company at the Offering Price.  Gross proceeds from the Offering (including the exercise of Rio Tinto’s pre-emptive rights) were C$14,352,770.  The net proceeds are expected to be used to fund ongoing exploration on the Ann Mason Project in Nevada and Shivee West project in Mongolia, and for general corporate purposes.

On December 30, 2011, the Company announced that the underwriters had exercised the Over-Allotment Option.  On January 4, 2012, the underwriters purchased 1,150,000 Common Shares at the Offering Price pursuant to the exercise of the Over-Allotment Option.  Rio Tinto exercised its pre-emptive rights in full and purchased an additional 170,455 Common Shares at the Offering Price.  Gross proceeds from the exercise of the Over-Allotment Option (including the exercise of Rio Tinto’s pre-emptive rights) were C$1,650,569.

Environmental Compliance

Entrée’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Entrée management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

Mongolia

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law.  These obligations include: preparation of an Environmental Impact Assessment (EIA) for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo Soums, for restoration and environmental management works required for exploration work undertaken at Shivee West.  The environmental bond requirements were changed with the 2006 amendments to the Minerals Law, with the bonds now required to be paid to the government ministry in charge of environment.  Entrée is awaiting the implementation of administrative procedures for the new bonding requirements prior to transferring the bonds to the government ministry in charge of environment.  Entrée pays to the local soums annual fees for water, land and road usage.

2012 exploration work planned on Shivee West may include drill pad construction which involves surface disturbance and excavation. Bonds remain in place at Bayan-Ovoo and Khanbogd soums equal to approximately $900 each.  These bonds cover environmental reclamation to the end of 2012.  These amounts are refundable to the Company on request once all environmental work has been completed to the satisfaction of the local soum.

Development and exploration on the Joint Venture Property is controlled and managed by OTLLC, which is responsible for all environmental compliance.

Ann Mason Project, Nevada

Exploration permits issued by the Federal Bureau of Land Management (“BLM”) and Nevada Department of Environmental Protection (“NDEP”) are required for all exploration operations that include drilling or result in surface disturbance.  Reclamation bonds remain in place until all reclamation work is complete and the Nevada Bureau of Mining Regulation and Reclamation (“BMRR”) of the NDEP has signed off on re-vegetation of drill sites and access roads.

On January 21, 2010, Plan of Operations NVN-084570 was approved by the BLM, Sierra Front Field Office and the BMRR.  Under the Plan of Operations, M.I.M. (U.S.A.) Inc. was approved to conduct exploration activities on the Ann Mason deposit and Blue Hill oxide target consisting of drill sites and sumps construction, road construction, road maintenance, overland travel, exploration drilling and bulk sampling for a total of 50 acres of surface disturbance.  A phased bond in the amount of $84,132 was provided by M.I.M. (U.S.A.) Inc. for exploration surface disturbance totalling 19.11 acres.  Following the acquisition of PacMag, a Change of Operator form was filed with the BLM.  Effective August 3, 2010, Entrée Gold (US) Inc. (“Entrée US“) was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée US submitted an amendment (“Amendment #1”) to the approved Plan of Operations and minor modifications to the Nevada Reclamation Permit No. 0291 to the BLM and BMRR.  In Amendment #1, an increase in the approved work area is proposed, with no change to the approved surface disturbance of 50 acres, or exploration techniques.  Amendment #1 was approved by the BLM Sierra Front Field Office on June 28, 2011 and the amount of the financial guarantee for surface disturbance totalling 19.11 acres was increased to $147,568.  An additional cash bond, in the amount of $63,436 paid by Entrée US, was accepted by the Nevada State Office of the BLM on July 5, 2011.

The BLM also holds bonds totalling $78,163.70 for reclamation related to exploration activities on the Blackjack and Roulette targets.

Competition

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties, the resources that can be produced from them and in hiring skilled professionals to direct related activities.  While we compete with other exploration companies in the effort to locate and licence mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist world-wide for the sale of copper, gold and other mineral products.  Therefore, we will likely be able to sell any copper, gold or mineral products that we are able to identify and produce.  Our ability to be competitive in the market over the long term is dependent upon our ability to hire qualified people as well as the quality and amount of mineralization discovered, cost of production and proximity to our market.  Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

Employees

At December 31, 2011, we had 87 employees working for us in Canada, Mongolia and the United States.  15 employees are based in Vancouver, 8 employees are based in Ulaanbaatar, Mongolia, and 4 employees are based at our field camp in the southern Gobi desert. We also employ 33 seasonal and 10 part-time employees who support our Mongolian field programs.   Our seasonal and part-time employees include geologists, labourers, geophysical helpers, geochemical helpers, cooks, camp maintenance personnel, drivers and translators in Mongolia.  The number of local hires fluctuates throughout the year, depending on the workload.

In the United States, Entrée has 17 full time employees.  The field operations are headed by an Exploration Manager who is supported by 6 geologists, 1 core technician, 3 administrative staff and 6 labourers. None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

MATERIAL MINERAL PROPERTIES

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration of copper, gold and molybdenum prospects.  Entrée’s expertise is in acquiring prospective ground and exploring for deep and/or concealed porphyry deposits.

Entrée has interests in two material properties.  The first, the Lookout Hill property in Mongolia, forms an integral part of the Oyu Tolgoi mining complex, part of a developing copper camp in southern Mongolia.

Entree’s other material property, the Ann Mason Project in Nevada, includes the 100% owned Ann Mason porphyry deposit, which hosts indicated and inferred mineral resources; the Blue Hill oxide target, which is located approximately 3 km northwest of the Ann Mason deposit; and the Blackjack, Roulette and Minnesota targets.

MONGOLIA

Lookout Hill Property

Lookout Hill is comprised of two mining licences: Shivee Tolgoi and Javhlant.  Shivee Tolgoi and Javhlant completely surround OTLLC’s Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposits respectively.  The licences are held by our wholly owned subsidiary, Entrée LLC.

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

•
The Entrée-OTLLC Joint Venture covers 39,807 hectares (“ha”) consisting of the eastern portion of the Shivee Tolgoi and all of the Javhlant mining licences.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC’s Oyu Tolgoi mining licence.  The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.  OTLLC is the manager of the Entrée-OTLLC Joint Venture.

•
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property (Shivee West) covers an area of 35,173 ha.  Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC.

The illustration below depicts the different areas of Lookout Hill:

Figure 2 – Shivee West and Joint Venture Property

The Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009. The total estimated annual fees in order to maintain both the licences in good standing are approximately $1.1 million, of which OTLLC is responsible for approximately $500,000.

A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).  After issuance of a mining licence, holders are required to pay to the Mongolian Government a licence fee of $15.00 per hectare per year for gold or base metal projects.

The following table is a summary of the Lookout Hill mining licences and their renewal status:

Name of Property	Licence Number	Date Granted	Renewal Date	Expiration Date
Javhlant	15225A	October 27, 2009	October 27, 2039	TBD
Shivee Tolgoi	15226A	October 27, 2009	October 27, 2039	TBD

Ivanhoe Mines announced the release of its IDOP Technical Report ("Ivanhoe TR12") in March 2012. The Ivanhoe TR12 is based on the technical, production and cost information contained in the OTLLC study titled “Integrated Development and Operations Plan” (“OTIDOP12”).  OTIDOP12 was completed by the Rio Tinto Holdings appointed management of OTLLC in March 2011 as the basis for the proposed Oyu Tolgoi mining complex financing.

On March 30, 2012, the Company filed an updated technical report titled “Technical Report 2012 on the Lookout Hill Property” (“LHTR12”).  LHTR12 is dated March 29, 2012 and was prepared by AMC Consultants Pty Ltd (“AMC”) in Adelaide, Australia, a QP as defined in NI 43-101.  Unless stated otherwise, information in this AIF of a scientific or technical nature regarding the Lookout Hill property is summarized, derived or extracted from LHTR12.  For a complete description of the assumptions, qualifications and procedures associated with the information in LHTR12, reference should be made to the full text of LHTR12, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

History

Entrée entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. (“Mongol Gazar”) in 2002, to acquire three exploration licences.

Mongol Gazar was originally awarded the exploration licences by the Mongolian Government in March and April of 2001.  In November 2003, Entrée entered into a purchase agreement with Mongol Gazar, which replaced the option agreement.

In April 2004, Entrée reached an agreement with Mongol Gazar, whereby Entrée acquired 100% ownership of the title to the exploration licences and was absolved of any rights of and obligations to Mongol Gazar.

The Shivee Tolgoi and Javhlant exploration licences, which form the Lookout Hill property, were converted to mining licences in October 2009.  The third exploration licence, Togoot, was converted to a mining licence in June 2010, and was subsequently sold by Entrée in November 2011 to an arm’s length private Mongolian company.

Property Location and Accessibility

Lookout Hill is located within the Aimag of Omnogovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an “Aimag” is the local equivalent of a state or province), about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The city of Ulaanbaatar has the nearest international airport to the property with regularly scheduled commercial flights from various Asian destinations.  The flying times from Seoul, Korea and Beijing, China to Ulaanbaatar are about 2.5 and 1.5 hours, respectively.  Access to the project by road is possible year round; however, the unpaved road is in poor condition.  Short periods of no road access can occur, due to frequent heavy winds and dust storms, or more rarely, snowstorms in the winter.  The driving time for the trip from Ulaanbaatar by 4 wheel drive truck to the site is approximately 10 to 12 hours.

Alternatively, access is possible by air, to Oyu Tolgoi’s private landing strip at the adjacent Oyu Tolgoi site.  Although the air strip is designated for use by OTLLC, Entrée personnel are permitted to occasionally use charter aircraft to arrive at the site.  Flying time from Ulaanbaatar is approximately 1.5 hours.

There are few inhabitants living within the boundaries of Lookout Hill and no towns or villages of significant size. The people who do live there are mostly nomadic herders.

Entrée periodically engages in small programs of basic infrastructure improvements to assist the nearby communities in the vicinity of the project.  In addition, Entrée maintains close contact with the district officials as part of its community relations efforts.

Climate, Local Resources, Physiography

The property is located in the southern Gobi desert near elevation 1180 masl (above mean sea level). The surrounding topography is very flat with low rising hills up to elevation 1350 masl within 40 km of the site.  The main regional drainage is the Umdai River, approximately 2 km west, which flows southward during periods of rainfall.  The Oyu Tolgoi mining complex area is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year.

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 80 millimetres (“mm”), 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm have been recorded for short-term storm events.  In an average year, rain falls on only 25 to 28 days and snow falls on 10 to 15 days.  Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the property.

Temperatures range from an extreme maximum of about 36°C to an extreme minimum of about -31°C.  The air temperature in wintertime fluctuates between -5°C and -31°C.  In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site.  Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time.  The records obtained from nine months of monitoring at the Oyu Tolgoi weather station show that the average wind speed in April is 5.5 metres per second (“m/s”).  However, windstorms with gusts of up to 40 m/s occur for short periods.  Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year.  Spring dust storms are far more frequent, and these can continue through June and July.

The flora in the Oyu Tolgoi project area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone.  Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Four rare plant species occur within the mining licence area.

Regional Geology

The Lookout Hill property lies within the Palaeozoic age Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the project area, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

Recent Exploration – Entree-OTLLC Joint Venture Property

An overall exploration budget (including geotechnical drilling) of approximately $9.0 million has been proposed for the Joint Venture Property for 2012 but has yet to be approved by OTLLC.

In 2010, surface work comprising deep penetrating proprietary induced polarization (“IP”) surveying and drilling was completed on both licences comprising the Joint Venture Property.

On the Shivee Tolgoi licence in 2010, IP surveying was extended north to cover the Ulaan Khud prospect located approximately 7 km northwards of the Hugo North Extension deposit.  Previous shallow drilling in this area outlined a low grade copper occurrence in a geological setting similar to that of the Oyu Tolgoi mineralization.  North of the Hugo North Extension, four deep core holes totalling 6,601 m were completed along the projected extension of the Oyu Tolgoi Trend between Hugo North Extension deposit and Ulaan Khud, and further north near the new airport.  A fifth hole, started in 2010 and completed in 2011, was drilled 650 m north from Hugo North Extension.  None of these holes were successful at reaching the planned target.  Condemnation drilling consisting of two 200 m RC holes was also completed over the International Airport Area at the north boundary of Shivee Tolgoi.

During 2011, a total of 7,660 m of drilling was completed on Shivee Tolgoi in three sections located 350 m, 800 m and 2.4 km north of the Hugo North Extension deposit. On the two southern sections, most holes failed to intersect significant mineralization or only intersected narrow slivers of weakly-mineralized host rocks below 2,000 m. The drilling showed that if there is a northern extension of the Hugo North Extension deposit it would be down-dropped by faulting to depths greater than 2,000 m. On the section 2.4 km to the north of Hugo North Extension, only hornfelsed carboniferous rocks were intersected, despite drilling to 1,450 m.

During 2011, 10 geotechnical holes were completed to test the geotechnical character of Lift 1 at Hugo North and to test the area of a planned shaft to the west of Hugo North Extension.

On the Javhlant licence in early 2010, two core holes were completed on Heruga Southwest, located approximately 5 km southwest of the Heruga orebody.  EJD0035A intersected 56 m grading 0.6% copper at a depth of approximately 1400 m in Devonian-aged volcanics.  The second hole entered a younger Carboniferous-aged intrusion before intersecting mineralization.

In 2011, approximately 10,490 m of drilling was completed on Javhlant. Two existing holes were deepened on the Heruga deposit but did not intersect significant mineralization. An additional hole (EJD0038) tested the Heruga Southwest target previously tested by EJD0035A. Within a 220-metre-thick, weakly-mineralized zone, the best assay interval was four metres of 0.11 g/t of gold and 1.05% copper at 2,110 - 2,114 m. Six other holes tested various IP/gravity and geological targets but did not locate significant mineralization.

As of December 31, 2011, exploration drilling continued with two drill rigs on the Joint Venture Property.  One drill was testing a target to the west of Heruga and the other drill was testing an IP/geology target to the southwest of Heruga, both located on the Javhlant licence.

Joint Venture Property – Mineral Resources

The following Table 1 summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in LHTR12.  The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006.  The Heruga mineral resource estimate is effective as of March 30, 2010. Scott Jackson, F.AusIMM of Quantitative Group Pty Ltd ("QG") in Perth acts as QP for both the Hugo North Extension and Heruga resource estimates.

Table 1 Entrée-OTLLC Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010
Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North Extension)	117.0	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North Extension)	95.5	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit
Inferred Javhlant (Heruga)	910.0	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000
Notes:
•
Copper Equivalent (“CuEq”) has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold, and $10.50 for molybdenum.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

•	Mo content in Heruga deposit is 141 ppm and included in calculation of CuEq.
•	The contained copper, gold and molybdenum in the tables have not been adjusted for metallurgical recovery.
•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by OTLLC.  OTLLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

Hugo North Extension Deposit

The Hugo North Extension deposit mineral resource estimate was last updated in March 2007 and remains unchanged in LHTR12.

The Hugo North Extension deposit within the Joint Venture Property contains copper–gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The copper sulphides in the high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite.  Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% copper) and is zoned outward to chalcopyrite (to zones averaging around 2% copper for the high–grade chalcopyrite dominant mineralization).  Bornite and chalcopyrite are important copper bearing minerals that contain approximately 63% and 35% copper (respectively) in their crystal structure.  High grade gold values within the Hugo North Extension mineralized system are associated with the presence of bornite.

Geological models were constructed by OTLLC using lithological and structural interpretations completed in late 2006.  QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

The mineral resources were classified using logic consistent with the CIM definitions required by NI 43–101.  Inspection of the model and drill hole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as indicated resources if they fell within the current drill hole spacing, which is on 125 x 70 m centres.  Blocks were assigned to the inferred resource category if they fell within 150 m of a drill hole composite.

The base case copper equivalent cut-off grade assumptions for the Hugo North Extension deposit were determined using operating cost estimates from similar deposits.

Heruga Deposit

The Heruga mineral resource estimate was updated in March 2010 and remained unchanged in LHTR12.  This estimate is in conformance with the CIM mineral resource and mineral reserve definitions referred to in NI 43-101.  The mineral resource estimate was prepared under the supervision of Scott Jackson of QG in Perth.   The Heruga deposit within the Joint Venture Property contains copper–gold-molybdenum porphyry style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed OTLLC’s quality assurance/quality control procedures in 2008 and 2009 and found them to be followed and to exceed industry standards.

The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drill holes, including daughter holes, totalling 58,276 m.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is a significant carapace-like zone of molybdenum mineralization (100 ppm to 1000 ppm) in the form of molybdenite.

A close-off date of May 31, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.

OTLLC created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit.  To assist in the estimation of grades in the model, OTLLC also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% copper was used.  For gold, wireframes were constructed at thresholds of 0.3 grams per tonne (“g/t”) and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  These grade shells took into account known gross geological controls in addition to broadly adhering to the above mentioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by OTLLC using Datamine® commercial mine planning software.  The methodology was very similar to that used to estimate the Hugo North deposits.  Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the OTLLC model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by OTLLC.

The mineral resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43–101.  Blocks within 150 m of a drill hole were initially considered to be inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.

Sampling, Analysis and Security – Joint Venture Property

Currently, split core samples are prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia. The prepared pulps are then shipped by air under the custody of OTLLC to Ulaanbaatar, where they are assayed at a laboratory (lab) facility operated by SGS Mongolia.

The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one less than 2% copper and one greater than 2% copper if higher-grade mineralization is present based on visual estimates).  These were generally small and not consistent and therefore considered acceptable. QG is of the opinion that OTLLC’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes.

QG has also reviewed the current OTLLC systems for sample security and chain of custody to QG.  QG is of the opinion that OTLLC’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes

Joint Venture Property - Mineral Reserves

In June 2010, Ivanhoe Mines released a technical report titled Oyu Tolgoi Integrated Development Plan 2010 (“Ivanhoe TR10”), which represented the first opportunity to publically update the previous Oyu Tolgoi Integrated Development Plan 2005 for all aspects of the project within the framework of a signed and effective Investment Agreement with the Government of Mongolia.  The Ivanhoe TR10 included the first mineral reserve on the Entrée-OTLLC Joint Venture Property.  All resources and reserves identified on the Joint Venture Property have been registered with the Mineral Resources Authority of Mongolia in accordance with Mongolian law.

In March 2012, Ivanhoe Mines released its Ivanhoe TR12.  The Ivanhoe TR12 updates the current path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North Underground Lift 1, which includes the Hugo North Extension deposit).  The work of the Ivanhoe TR12 meets the standards of US Industry Guide 7 requirements for reporting reserves.  The qualified persons responsible for the Ivanhoe TR12 are the same qualified persons responsible for preparing LHTR12 for the Company.  LHTR12 considers the conclusions and recommendations raised within the Ivanhoe TR12 in the context of Entrée’s operations.

LHTR12 analyses a reserve case only (OTIDOP Reserve Case) and is based on a prefeasibility quality level study complying with NI 43-101, although some parts of the Oyu Tolgoi mining complex are further advanced and are at feasibility level.  The Entrée-OTLLC Joint Venture Property mineral reserve is contained within the Hugo North Block Cave Lift 1 as defined within the Ivanhoe TR12.  The mine design work on Hugo North Lift 1 prepared for Ivanhoe TR10 was reviewed by OTLLC and accepted as the basis for the underground mine planning in OTIDOP12.  AMC also reviewed the work extensively, and it agreed with OTLLC’s conclusions and used the work as the basis for reporting the 2012 Hugo North underground mineral reserve.

The underground mineral reserves for the Hugo North deposit, including the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, were updated in the LHTR12.  The mineral reserves tonnage on the Joint Venture Property remained the same as those that were reported in LHTR10.  The probable reserve for Hugo North Extension totals 27 million tonnes ("Mt") grading 1.91% copper and 0.74 g/t gold.

LHTR12 only considers mineral resources in the indicated category, and engineering that has been carried out to a prefeasibility level or better to state the underground mineral reserve. There is no measured resource in the Hugo North mineral resource. Copper and gold grades on inferred resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $20/tonne net smelter return (“NSR”); further mine planning will examine lower shut-offs. The Hugo North mineral reserve is on both the OTLLC Oyu Tolgoi licence and the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.

The portion of the Hugo North mineral reserve attributable to the Entrée-OTLLC Joint Venture is outlined in Table 2 below.

Table 2 Entrée-OTLLC Joint Venture Mineral Reserve, 29 March 2012
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (Billion lb)	Gold (Moz)
Proven	-	-	-	-	-	-
Probable	27	79.40	1.91	0.74	1.0	0.5
Total Entrée-OTLLC Joint Venture	27	79.40	1.91	0.74	1.0	0.5

Notes:
•	Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.
•
Metal prices used for calculating the  Hugo North underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the mineral reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

•	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by OTLLC.  OTLLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz.  Metal prices are assumed to fall from current prices to the long term average over five years.

•	The mineral reserves are not additive to the mineral resources.

A reconciliation of the Ivanhoe TR10 and LHTR12 mineral reserves is shown in Table 3. Calculation of the underground mineral reserve by OTLLC resulted in a rounding up of the Hugo North Lift 1 tonnage on the Oyu Tolgoi licence by 1 Mt to 411 Mt and on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence the same tonnage but increased grades.

Table 3 LHTR12 and Ivanhoe TR10 Probable Mineral Reserve Comparison

Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (billion lb)	Gold (Moz)
Ivanhoe TR10	27	55.57	1.85	0.72	1.0	0.5
LHTR12	27	79.40	1.91	0.74	1.0	0.5
Difference	0	23.83	0.06	0.02	0.0	0.0

Notes:
•	Ivanhoe TR10 mineral reserves have the effective date of May 11, 2010.
•	LHTR12 mineral reserves have the effective date of March 29, 2012.
•
Metal prices used for calculating the LHTR12 Hugo North underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work.

•
Metal prices used for calculating the Ivanhoe TR10 Hugo North underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

•	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by OTLLC.  OTLLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

•	The mineral reserves are not additive to the mineral resources.

OTLLC Integrated Development Operation Plan

OTIDOP uses the same mineral resources as those reported in Ivanhoe TR10 and the mineral reserves of OTIDOP12 are very similar to those in Ivanhoe TR10. The OTIDOP Reserve Case includes resources from the Oyu Tolgoi deposit (wholly owned by OTLLC) and Entrée-OTLLC Joint Venture licence areas. Although the overall strategy for the development of Oyu Tolgoi remains the same in OTIDOP12 as it did in previous studies, there have been changes to several key areas which are addressed in the Ivanhoe TR12. Changes to date include:

•	Updated open pit designs on Southern Oyu Tolgoi and commencement of open pit mining.

•	Revised start date for first ore production from third quarter 2013 to third quarter 2012.

•	Revision of production schedule to account for changed timing of the underground and plant expansion.

The long term Investment Agreement stabilizes the fiscal regime for the Oyu Tolgoi mining complex.   OTLLC is undertaking a comprehensive implementation review in order to develop a final project schedule and budget.

The Oyu Tolgoi mining complex has a large mineral resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions.

Five deposits have been identified in the mineral resource at Oyu Tolgoi. They are Southwest and Central, Hugo South, Hugo North and Heruga (including the portion on the Entrée-OTLLC Joint Venture Property). Southwest and Central comprise the Southern Oyu deposits. Hugo South and Hugo North (including Hugo North Extension) comprise the Hugo Dummett deposit. For mine planning purposes, the nine open pit stages at Southern Oyu and one block cave at Hugo North (including Hugo North Extension) have been identified for the mineral reserve. In addition to these, long term mine planning has identified potential for another block cave lift at Hugo North (including Hugo North Extension), open pit or block caving at Hugo South and two block caving scenarios at Heruga. The mine planning work in previous studies, which is confirmed in OTIDOP12 suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

•	Hugo North (including Hugo North Extension)

•	Southwest

•	Central

•	Hugo South

•	Heruga

The OTIDOP Reserve Case assumes processing of 1.4 billion tonnes ("Bt") of ore over a 27 year period, mined from the Southern Oyu open pit and the first lift in the Hugo North underground block cave. The Entrée-OTLLC Joint Venture mineral reserve is 27 Mt within the 1.4 Bt. The mining areas included in the OTIDOP Reserve Case are shown schematically in Figure 3.  The location of the Entree-OTLLC Joint Venture mineral reserve relative to the OTLLC portion of the Hugo North Lift 1 block cave is depicted in Figure 4.

Figure.3	OTIDOP Reserve Case Mining Areas

Figure 4	Hugo North Lift 1 Block Cave Plan

The predominant source of ore at start up is the Southern Oyu open pit. In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North underground block cave deposit. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 kilotonnes per day.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits. The concentrate produced will be trucked to smelters in China.

Oyu Tolgoi is a remote greenfields project and therefore requires extensive infrastructure to be constructed in addition to the concentrating facilities. The major initial infrastructure elements include:

•	Water Borefields

•	Water Treatment

•	Housing

•	Airstrip

•	Supporting Facilities

•	Railroads

•	Power

OTIDOP Reserve Case

A summary of the Entrée – OTLLC Joint Venture Property production and financial results for the OTIDOP Reserve Case is shown in Table 4. The after tax Net Present Value ("NPV") at 8% discount rate attributable to Entrée for the OTIDOP Reserve Case is $129 million.

Table 4 OTIDOP Summary Production and Financial Results

Description	Units	OTIDOP Reserve Case
Inventory		Mineral Reserve
Production Rate (after expansion)	Mt/a	58
Total Processed	Bt	1.4
Joint Venture Property Results
Processed	Mt	27.1
NSR	$/t	79.40
Cu Grade	%	1.91
Au Grade	g/t	0.74
Copper Recovered	billion lb	1.0
Gold Recovered	Moz	0.5
NPV (8%) After Tax (Entrée)	$M	129

Notes:
•
Metal prices used for calculating the Hugo North underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

•	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
•
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by OTLLC.  OTLLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

•	The mineral reserves are not additive to the mineral resources.

The mineral reserve reported for NI 43-101 is also applicable for reporting the ore reserve under the SEC Industry Guide 7.  The metal prices for the previous 3 years, their average and the metal prices used for the mineral reserve estimates are shown in Table 5.  The only metal price that is higher than the three year average is the forecast silver price. The three year average silver price is $13.69 per ounce (“/oz”) silver and the forecast price is $16.60/oz silver. The sensitivity analysis using the 3 year averages shows the Entrée after tax NPV (at an 8% discount) of $150 million compared to the base case $129 million. The results are improved compared to the base case financial analysis, as the averages for the copper and gold prices are higher.

Table 5 – Metal Price Summary

Year Ended	Cu ($/lb)	Au ($/oz)	Ag ($/oz)
2009	2.34	972	12.74
2010	3.42	1,225	15.44
2011	4.00	1,572	12.89
Average	3.25	1,256	13.69
Reserve NSR	1.80	750	12.00
Base Case Financial Analysis	2.85	1,200	16.60

The Entrée-OTLLC Joint Venture and OTLLC copper and gold metal production and processing tonnages in the OTIDOP Reserve Case are shown in Tables 5 to 7.  The production shown is the total production from the Entrée-OTLLC Joint Venture of which 20% is attributable to Entrée. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC is responsible for 80% of all costs incurred on the Joint Venture Property, including capital expenditures, and Entrée for the remaining 20%.  Also under the terms of the Entrée-OTLLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.   Therefore, Entrée will not be obliged to contribute cash  to the Entrée-OTLLC Joint Venture for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée-OTLLC Joint Venture until such time as any loans outstanding are repaid and 100% thereafter. Entrée’s cash flows from the OTIDOP Reserve Case are shown in Figure 8.

Figure 5	Copper Production – OTIDOP Reserve Case

Entrée-OTLLC Joint Venture total production values are shown.

Figure 6	Gold Production – OTIDOP Reserve Case

Entrée-OTLLC Joint Venture total production values are shown.

Figure 7	Processing by Source – OTIDOP Reserve Case

Entrée- OTLLC Joint Venture total production values are shown.

Figure 8	Entrée Cumulative Cash Flow – OTIDOP Reserve Case (Undiscounted)

Entrée-OTLLC Joint Venture Future Work

Exploration and development of the Joint Venture Property is under the control of manager OTLLC. The future work recommendations in the Ivanhoe TR12, although focussed on the Oyu Tolgoi licence, will be of benefit to Entrée as they will include examination of the Joint Venture Property.

Detailed Integrated Development and Operating Plan

The next phase in the project planning process by OTLLC on the Oyu Togoi mining complex is the preparation of a Detailed Integrated Development and Operating Plan (“DIDOP”) that builds on OTIDOP. The DIDOP will integrate a number of detailed capital expansion studies into an overall project report. The key additional work to be assessed in DIDOP includes: Phase 2 project expansion, power supply, water permitting, concentrate marketing, the underground feasibility study and further work on mine closure and reclamation plans.

Phase 2 Project Expansion Plan

A detailed execution plan will be developed for Phase 2 that includes lessons learned and incorporates tools and advancements from the Phase 1 project execution.

OTLLC plans to undertake engineering studies of the concentrator expansion. The focus of the study will be the addition of a third grinding line and other requirements for the Phase 2 plant production.

 Power Supply Determination

The supply of power has been recognized as being critical to the execution of the Oyu Tolgoi mining complex in the Investment Agreement.  OTLLC has been given the right to import power initially but must secure power from sources within Mongolia from the fourth year of operation.

Power is currently assumed in the Ivanhoe TR12 to be initially imported from Inner Mongolia and sourced from a power station constructed by OTLLC by the fourth year of operation in accordance with the terms of the Investment Agreement.

OTLLC is currently considering a range of options to ensure a reliable and efficient power supply after Year 4. Central to their considerations are two options:

•
Option 1 – Build a coal-fired power plant (four 150 MW units) at the Oyu Tolgoi project site. A feasibility study and detailed drawings for a power plant with three 150 МW units capacity have already been completed. This study will need to be re-worked to reflect the addition of another generator and auxiliaries.

•
Option 2 – Build a coal-fired power plant (four 150 MW units) at the Tavan Tolgoi project site and erect a double-circuit 220 kV transmission line to the Oyu Tolgoi project site. With the power plant at this location, the feasibility study would need to address changes in capacity, water supply, and other design issues, as well as the 140 km long 220 kV transmission line.

OTLLC’s preferred option is to pursue the accelerated construction of a power station at Oyu Tolgoi with construction to commence as soon as all stakeholders agree.  OTLLC intends to seek approval from its board of directors for an accelerated program if government permits are approved.

Currently, there is no clear date for the issuing of those permits and the Ivanhoe TR12 assumes that capital is expended by OTLLC to bring a power station into production by the fourth year of operation.

It is expected that the timing of power station construction would be finalised in the preparation of DIDOP.

Water Permit

The current estimate of average water demand for the concentrator expansion to 160  kilotonnes per day is 918 litres per second (“L/s”), which is marginally above the rate of 870 L/s that has already been approved by the Government of Mongolia.

OTLLC’s strategy is to obtain approval for increases to the currently approved water reserve ahead of any mine expansion plans. The objective of the study will be to assess the impact of the concentrator expansion on water demand and to determine the need for obtaining Government of Mongolia approval for any substantial increase in the approved water demand from the Gunii Hooloi aquifer.

Concentrate Marketing

OTLLC has developed a marketing plan and currently includes consideration of the following factors:

• Location value to customer compared to imported material landed at Chinese ports
• Precious metals recovery and payment
• Length of contract
• Percentage of off-take to smelters versus traders
• Percentage of tonnage on contract versus spot
• Percentage of feed for any one smelter
• Number of smelters for a given scale of operation
•	Management of concentrate quality and volume during commissioning and ramp-up
• Alternate off-shore logistics and costs
• Delivery point and terms
• Packaging

A detailed timeline has been developed for marketing, logistics, and contract-to-cash functions. Finalisation of the letters of intents and execution of contracts is planned to be completed in the near future. Non-binding memoranda of understanding for concentrate sales to two large Chinese smelters were agreed to during the third quarter of 2011. Contracts are expected to be finalized with these smelters over the coming months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding contracts is under discussion. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.  OTLLC’s sales and marketing will be supported by Rio Tinto Copper marketing, led by its Chief Marketing Officer. The marketing team will oversee and execute all sales and marketing activities on behalf of OTLLC.

Underground Feasibility Study

As part of DIDOP the underground study work is being brought to feasibility study level, the scope of work includes all activities from extraction to the shaft collars and will optimise the development and production of Hugo North Lift 1. OTLLC plans to finalise DIDOP in late 2012. OTLLC has reported that there could be a delay in production due to changes in ventilation design for the Hugo North Lift 1 block cave. Initial analysis by OTLLC suggests that the underground production could be delayed by around twelve months. A delay in production is less significant to Entrée than to OTLLC. As most of the ore in the Entrée-OTLLC Joint Venture mineral reserve is scheduled for production between years 10 and 18 the impact of a one year delay on the return to Entrée would be small. A one year delay would reduce the NPV at 8% discount rate by $10 million.

In addition possible scope changes have been indicated including:

•	Additional development and excavation expenditures
•	The addition of a shaft No. 5
•	An additional crew underground
•	Increased operating cost

Socio-economic Aspects of Mine Closure Plan

The preliminary mine closure and reclamation plan includes provisions to ensure that adverse socio-economic impacts of mine closure are minimized and positive impacts are maximized. To this end, OTLLC has planned that allowances will be incorporated into the annual mine operations budget starting 10 years before mine closure to address the costs of:

•	Lost employment by the mine workforce
•	Adverse effects on supply chain businesses and downstream businesses, affected communities, public services, and infrastructure
•	Promoting ongoing sustainability among affected stakeholders and communities

The details of additional socio-economics aspects of a conceptual mine closure plan have not yet been fully developed and are the subject of work to be done in the near future.

Infrastructure

As part of the preparation of DIDOP, work is continuing on further defining the ongoing infrastructure needs for the Oyu Tolgoi project. OTLLC has advised that they expect future additions to the project scope which may include:

• Operations camp expansion
• Border facilities upgrade
• Concentrate bagging plant upgrade
• Power substation expansions
• Central maintenance complex
• Central control room
• Borefield expansion
• Operations warehouse expansion
• Core storage warehouse

There may be additions to scope beyond these items and all items and updated cost estimates will be included in DIDOP.

Entrée-OTLLC Joint Venture Potential for Further Development

Ivanhoe TR10 and LHTR10 presented two complementary development cases:

•
Reserve Case, based strictly on proven and probable mineral reserves for initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North Underground Lift 1, which includes the Hugo North Extension deposit)

•	Life of Mine (Sensitivity) Case, which considers the potential economic viability of additional deposits and mines at Oyu Tolgoi and adds a large base of inferred resources to the Reserve Case.

Development of the additional resources (the second lift of Hugo North, Hugo South and Heruga) will require separate decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Oyu Tolgoi group of deposits.  The Life of Mine (Sensitivity) Case considers the potential economic viability of developing the second lift of Hugo North, Hugo South and the Heruga deposit.  Accordingly, the Life of Mine (Sensitivity) Case is effectively a PEA.

Under NI 43-101, a PEA that includes inferred mineral resources may be disclosed after a feasibility study or pre-feasibility study that establishes mineral reserves has been completed, provided the disclosure describes the impact of the PEA on the results of the feasibility study or pre-feasibility study on the project.  The development and initial production periods of both the Reserve Case and the Life of Mine (Sensitivity) Case are common. The Life of Mine (Sensitivity) Case is an extension of the Reserve Case that does not restrict the execution of the Reserve Case. Each additional part of the Life of Mine (Sensitivity) Case would be subject to further study and approval by OTLLC before a commitment to capital expenditure and development for each additional mine. Therefore, the Life of Mine (Sensitivity) Case has a positive not a negative impact on the Reserve Case.

Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on inferred mineral resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the reserve case.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

The Reserve Case in LHTR10 has been updated by the OTIDOP Reserve Case and is planned to be updated again by DIDOP. The Life of Mine (Sensitivity) Case is also planned to be updated. The Life of Mine (Sensitivity) Case is significant to Entrée because it presents the possible development path that could result in a substantial increase in the mining inventory from additional mines that might be recovered for the Entrée-OTLLC Joint Venture.  The mineral resources in Heruga and Hugo North Lift 2 are substantially more than the current Entrée-OT LLC Joint Venture mineral reserve.  Figure 11 shows the production profile of the Life of Mine (Sensitivity) Case as it was presented in LHTR10.  A plan showing Hugo North Lift 1 & 2 relative to the mining licence boundaries is shown in Figure 12.   Figure 13 shows an isometric view of the two lifts.

The LHTR10 which describes the Life of Mine (Sensitivity) Case can be found on www.sedar.com or on the Company website www.entreegold.com.

Figure 9	Ivanhoe TR10 Processing by Source – Life of Mine (Sensitivity) Case

Figure 10	Hugo North Lift 1 & 2

Figure 11	Isometric View of Hugo North Lift 1 & 2

Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

Shivee West – Exploration

In 2010 exploration work was designed to test for deep Oyu Tolgoi-style copper mineralization, and comprised geological mapping, soil and rock sampling, excavator trenching, geophysical surveying (46.5 line-kilometres of gravity and 1,831 line-kilometres of IP), and a total of 11,664 m of core drilling.  Four major and continuous chargeability anomalies were interpreted from the IP survey.

In 2010 mapping and geological work was carried out in five selected areas of the Devonian corridor to determine the occurrence and extent of the Oyu Tolgoi stratigraphy on Shivee West.  A total of 4,610 mobile metal ion (“MMI”) soil samples were collected over Shivee West Devonian and Carboniferous stratigraphy similar to that exposed at Oyu Tolgoi.  This technique is used to detect very low concentrations of elements in bedrock buried below think overburden and cover rocks.  Anomalous molybdenum results tend to follow drainages are interpreted as being structure related.

Trenching in 2010 comprised two exploration trenches totalling 107 m dug on the Khoyor Mod target primarily for geological mapping.  131 grab and chip samples were collected for precious metals and base metals analyses, and 34 samples for whole rock analyses.

Activities in 2011 included 1:2,000 geological mapping on specific targets, 1:10,000 mapping of four areas to fill in and revise existing mapping, rock sampling, excavator trenching, magnetometer surveying (1,670 line-kilometres) over the “Devonian Corridor”, and RC drilling. Results from the drill program returned significant gold values on Zone III and further to the north in the newly defined Argo Zone.

As part of the 2011 program, mapping was carried out over four selected areas to determine the occurrence and extent of the Oyu Tolgoi stratigraphy on Shivee West.

Nine exploration trenches totalling 1,120 m were dug on Zone III and two trenches totalling 92 m on Zone I.  17 grab and 629 chip samples were collected for precious metals and base metals analyses, and 14 samples for whole rock analyses.  Two chip samples on the newly define Argo Zone, north of Zone III returned high grade gold mineralization (42.4 g/t gold over 4 m and 19.3 g/t gold over 3 m).

Entrée carried out a total of 2,470 m of RC drilling in 19 holes, targeting near-surface epithermal gold mineralization of Zone III and its interpreted strike extension to the north.  The drilling and chip sampling resulted in a new gold mineralized target, called the Argo Zone, which lies to the north and separate from Zone III.  Mineralization is associated with narrow quartz veinlets hosted in rhyolitic volcaniclastic rocks interpreted to be of Carboniferous age.

Gold intercepts in excess of 0.25 g/t gold were encountered in eleven holes, including: hole EGRC-11-112 returned 14 m of 1.82 g/t gold and hole 11-111 returned 3 m of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over 4 m and 19.3 g/t gold over 3 m.

Shivee West – Sampling, Analysis and Security

Sampling programs on Shivee West have included soil, rock chip, drill core and RC samples. In 2010 and 2011 sampling was limited to drill core, RC and rock chip (trench) samples. All of the sampling was carried out by Entrée personnel or contractors.

Routine sample preparation and analyses in 2010 of Entrée’s diamond drill core samples was carried out by SGS Mongolia LLC at the Ulaanbaatar facility, an ISO9000:2001 accredited lab. SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.

In 2011, Entrée submitted 2470 RC chip samples along with 145 duplicate samples, 146 field blanks and 146 standards. All samples have been submitted to Actlabs Asia LLC in Ulaanbaatar, Mongolia for gold and silver analysis by FA/AA methods on a 30 gram sample.

No sample preparation is undertaken in the field.  Samples of any type for analytical work are collected in uniquely numbered sample bags with corresponding sample tag inside and stored in a secure facility in the exploration camp until ready for shipment to the lab.  Samples are placed in rice bags and shipped by ground transportation using a locked box, keys of which are kept in the exploration camp and at the destination laboratory.  A chain-of-command document is used to verify receipt of the samples by the driver and by the analytical laboratory.

UNITED STATES

Ann Mason Project

The Ann Mason Project is Entrée’s most advanced project outside of Mongolia.  The project area is currently defined by the mineral rights to 1008 unpatented lode claims on public land administered by the Bureau of Land Management, and title to 3 patented lode claims.  The project covers a total area of approximately 7,570 ha (18,700 acres).  Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag.  The project area includes the Ann Mason deposit and the Blue Hill oxide target, as well as several early-stage copper porphyry targets located within 12 km of the Ann Mason deposit, including the Blackjack, Roulette and Minnesota targets.  Unless otherwise described below, Entrée has a 100% interest in the claims comprising the Ann Mason Project.

227 of the claims, to the west and north of the Ann Mason deposit and the Blue Hill prospect, are subject to a mining lease and option to purchase agreement (“MLOPA”) with two individuals.  The agreement provides for an option to purchase the claims for $500,000, a 3% net smelter returns (“NSR”) royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500, which commenced in June, 2011 and will continue until the commencement of sustained commercial production.

Entrée entered into an agreement to acquire an interest in the Roulette property in September 2009 with a wholly-owned subsidiary of Eurasian Minerals Inc. ("Eurasian").  Under the terms of the agreement, Entrée may acquire an 80% interest in 214 unpatented lode claims by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares of the Company by October 27, 2012; (b) making aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries; and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.  To date, Entrée has incurred minimum expenditures of $600,000, made cash payments totaling $140,000 and issued 85,000 shares.

Three of the claims are subject to a purchase and sale agreement which is expected to close by September 2012.

Entrée’s exploration work on the Ann Mason Project has primarily been focused on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Project.

Figure 12 - Ann Mason Project Map

In January 2010, the Company released a resource estimate on the Ann Mason deposit of 810 Mt averaging 0.40% copper (using a 0.30% copper cut-off), estimated to contain over 7 billion pounds of copper.  Since the Company acquired PacMag in June 2010, Entrée has drilled an additional 30,000 metres.  The Company released an updated resource estimate on the Ann Mason copper deposit in March 2012.  The Ann Mason deposit is estimated to contain an indicated resource of 640 Mt averaging 0.41% CuEq (at a 0.3% copper cut-off) estimated to contain 5.38 billion pounds of copper and 100 million pounds of molybdenum, and an inferred resource of 444 Mt averaging 0.38% CuEq (at a 0.3% copper cut-off) estimated to contain 3.54 billion pounds of copper and 40 million pounds of molybdenum.

The following information was taken from “Technical Report and Updated Mineral Resource Estimate, Ann Mason Project, Nevada, USA” with an effective date of March 26, 2012 (“AMTR12”).  This report was prepared by Robert Cinits, P. Geo., the Director, Technical Services for Entrée; Scott Jackson, F.AusIMM, a principal of QG and Lyn Jones, P. Eng., a senior associate metallurgist for AGP Mining Consultants Inc.  A copy of AMTR12 is filed on SEDAR at www.sedar.com.  AMTR12 forms the basis for the information in this AIF regarding the Ann Mason Project.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of AMTR12.

Location, Accessibility, Climate and Local Resources

The Ann Mason Project is located in west-central Nevada, approximately 75 km southeast of Reno, 45 km southeast of Carson City, the capital of Nevada, and 7 km west of the town of Yerington.  It is centered at approximately latitude 38°60’ 00” N and longitude 119°18’ 00 W, within both Douglas and Lyon counties.

Both the Ann Mason copper-molybdenum deposit and Blue Hill copper-oxide target are located approximately 2 km apart in the southeast portion of the project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys.  Elevations range from roughly 1,400 to 1,940 masl.  Roulette, Blackjack, Blackjack Northeast and Minnesota are all early-stage targets.  Access is very good to all parts of the project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.

Reno is the closest major city, whose international airport has daily flights to various international and domestic destinations. Yerington (population 3,300) is the closest city to the project, and can be accessed from Reno along 132 km of paved highway (approximately 1.5 hours).  Yerington is about 7 km east of the project boundary and has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950s and early 1980s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there.

Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 links Yerington to the interstate highway system.  The nearest access to the rail network is located at Wabuska, 19 km north of Yerington.  There is a small airport in Yerington with a 1.8 km paved runway but no regular scheduled flights.  Yerington is connected to the State power grid and there is a power substation located in Weed Heights, adjacent to the former Yerington mine, 2.5 km east of the project.

The nearest known sources of water are the Walker River, located about 5.5 km east of the project, and the northern portion of Smith Valley, 7 km southwest of Ann Mason.

History

Anaconda explored the Ann Mason Project area between 1956 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 78,000 feet (~23,775 m) of drilling was done, delineating the initial resources for the Ann Mason deposit.  Anaconda also completed geophysical surveys and preliminary metallurgical testwork and the initial drill holes over the Blue Hill oxide target.

Other companies, including Phelps Dodge, Mount Isa Mines (MIM), Lincoln Gold, PacMag and Honey Badger completed exploration programs over the project between 1995 and 2009, including varying amounts of RC and/or core drilling.  The historical drilling completed on the project is summarized in the Table 6 below:

Table 6 - Ann Mason Historical Drilling

Date	Target	Company	No. Drill Holes (core or RC)	Metres (m)
1967 – 1980	Ann Mason	Anaconda	103	40,577.2
1990	Ann Mason	Arimetco	1	170.7
2002	Ann Mason	MIM	5	914.4
2006 - 2008	Ann Mason	PacMag	12	6,972.9
Subtotal (Ann Mason)			121	48,635.2
1968 - 1970	Blue Hill	Anaconda	12	2,546.8
1995	Blue Hill	Phelps Dodge	4	609.6
2007 - 2008	Blue Hill	PacMag	5	2,648.3
Subtotal (Blue Hill)			21	5,804.7
2008	Minnesota	PacMag	3	560
TOTAL		All Companies	145	54,999.9

Geological Setting and Mineralization

Ann Mason

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system.  Projected to the surface, the 0.15% copper envelope covers an area approximately 2.3 km northwest and up to 1.3 km northeast.  The known extent of the envelope is more than a kilometre below the surface.  The mineralization remains open in most directions.

The deposit is hosted by lithologies from several phases of the Yerington batholith, including, granodiorite (Jgd), porphyritic quartz monzonite (Jpqm), quartz monzonite (Jqm) and younger quartz monzonite porphyry dykes (Qmp-a, Qmp-b and Qmp-c).  Copper mineralization occurs within two primary mineral assemblages: a broad zone of main-stage potassic alteration containing chalcopyrite and bornite; and an overprinted assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz.

Within the 0.15% copper envelope the highest grades occur within a 200 to 800 m thick, west-plunging zone that surrounds the intrusive contact between granodiorite and porphyritic quartz monzonite.  Within this zone the highest copper grades are dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite. Mineralization is closely associated with Qmp-a and Qmp-b quartz monzonite porphyry dykes.

Sulphide domains within the deposit include:

•	an outer pyrite-dominated shell (less than 0.10% copper),
•	varying ratios of pyrite that is greater than chalcopyrite (0.10 to 0.2% copper),
•	chalcopyrite that is greater than or equal to pyrite (0.2 to 0.5% copper),
•	chalcopyrite (0.2 to 0.5% copper),
•	chalcopyrite-bornite (0.3 to 0.6% copper).

Of these domains, the chalcopyrite and chalcopyrite-bornite are the most dominant in terms of overall deposit tonnage; however the chalcopyrite "greater than or equal to" pyrite domain provides significant tonnage in the northwest portion of the deposit, where recent interpretations show this domain to be more than 600 m thick, grading above 0.30% copper.

Molybdenum occurs in several of the copper domains, primarily as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint. Quartz-chalcopyrite-molybdenite and quartz-molybdenite veins are both present.  In quartz veins, molybdenum occurs as disseminations, center-line segregations and borders or selvages.

Alteration types include a broad, main-stage zone of potassic alteration (secondary biotite, K-feldspar), an outer propylitic zone (chlorite and epidote occurring with pyrite) and restricted late-stage overprints of chlorite, sodic (albite or albite + chlorite), sericite, zeolite and gypsum.

Late-stage sodic and sericite alteration occur along late, high-angle faults and as local, pervasive alteration of rocks.  In areas of strong (greater than 15%) albite or sericite alteration, the copper grades can locally be greatly reduced, resulting in copper grades less than 0.2% and in places, less than 0.05%.  Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Within the Yerington district, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60-90º westward by Miocene age normal faulting and extension. As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

Two prominent structures form structural boundaries to the Ann Mason resource:

•
The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over most of the northern part of the deposit and juxtaposes sterile, Tertiary volcanic rocks on top of the mineralized intrusives.

•
A high-angle, northwest-trending, southwest dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically altered rocks with copper-molybdenum mineralization in the footwall. Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

Other late, high-angle faults, either with or without sodic or sericite alteration cross the deposit in various orientations.

Blue Hill Target

The Blue Hill Target is about 2 km northwest of Ann Mason and occurs in a very similar geologic environment.  Two main styles of porphyry mineralization have been identified here:

•	near surface, oxide/mixed-copper mineralization,

•	underlying copper-molybdenum sulphide mineralization.

Mineralization at both is hosted primarily by granodiorite and quartz monzonite, with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry.  The low-angle, southeast dipping Blue Hill fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization.  However, sulphides continue below the fault to the southeast.

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 800 by 500 m, and continuing for several hundred metres further to the west as a thinner zone.   Significant copper oxides, encountered in both RC and core drill holes extend from surface to an average depth of 124 m.  Oxide copper mineralization consists of malachite, rare azurite, black copper-manganese oxides, copper sulphates and copper-bearing limonites.  Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets.  A zone of mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of 185 m.  The copper oxide zone remains open to the northwest and southeast.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures and faults or shear zones. No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth to the southeast below the Blue Hill fault.  Mineralization consists of varying quantities of chalcopyrite, pyrite, magnetite and molybdenite.  Local, higher grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite. Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes. To the northwest, below the oxides only a few holes have tested the sulphide potential, however in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation.  Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith.  Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains a very early-stage target, with only a few widely-spaced core holes testing it.  It remains open to the southeast, towards Ann Mason.

Exploration

Entrée has been actively exploring the Ann Mason Project continuously since early 2010, focused primarily on drilling at the Ann Mason deposit and Blue Hill target.

At Ann Mason, drilling has concentrated on expanding and upgrading the mineral resources within the 0.15% copper envelope, and defining zones of higher grade mineralization. At Blue Hill, drilling was primarily by RC, designed to test the extent of shallow oxide copper mineralization, but also to establish the potential for deeper, sulphide mineralization.

PacMag conducted a soil program over the Blue Hill target in 2010, in-filling the data points from their previous survey.  In total, 72 samples were collected resulting in a 100-metre sample spacing. Combined with the soil geochemical results acquired from Honey Badger, the program outlined a zone of anomalous copper values that trend about two km northwest (away from the Blue Hill fault) and over a width of approximately 1.3 km.

In August 2010, a dipole-dipole IP and resistivity survey was conducted on the Ann Mason deposit and Blue Hill target of the project. The survey was contracted to Zonge Engineering and Research Organization (Zonge).  A total of 52.2 line-kilometres were surveyed over ten north-south lines. The chargeability results show a strong 1.5 km wide anomaly extending northwestward from Ann Mason to beyond Blue Hill.  The current 0.15% copper envelope occurs at the southeastern limit of the chargeability anomaly and then continues northwest along the central portion of the anomaly.  A large portion of the anomaly remains untested by drilling.

The diamond drill program currently ongoing at Ann Mason is designed to increase both the size and confidence of the resource model.  To date, 27 holes totalling approximately 30,000 m have been completed and all have been incorporated into the current mineral resource estimate.  All sampling from Entrée’s drilling includes copper, molybdenum, gold and silver analyses.

A selection of some of the best results from Entree’s drilling at the Ann Mason deposit is provided in Table 7:

Table 7 – Selected Significant Drill Intercepts – Ann Mason Deposit

	From (m)	To (m)	Length (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-10-001	214	1202	988	0.31	0.04	0.76	0.010	0.38
including	472	812	340	0.40	0.06	1.10	0.016	0.51
including	608	646	38	0.60	0.12	2.09	0.018	0.75
EG-AM-10-003	436	1078	642	0.35	0.03	0.65	0.012	0.42
including	714	838	124	0.58	0.06	1.32	0.021	0.71
EG-AM-11-005	139	496	357	0.39	0.05	1.01	0.004	0.44
including	318	450	132	0.52	0.09	1.66	0.002	0.58
EG-AM-11-009	66	768	702	0.41	0.03	0.96	0.011	0.49
including	268	396	128	0.52	0.02	0.74	0.012	0.59
and	554	768	214	0.48	0.07	1.92	0.017	0.60
EG-AM-11-012	658	1096	438	0.38	0.01	0.46	0.004	0.41
including	696	910	214	0.47	0.01	0.58	0.005	0.50
EG-AM-11-013	80	764	684	0.34	0.04	0.88	0.016	0.43
including	290	558	268	0.41	0.05	1.24	0.023	0.54
and	680	764	84	0.40	0.09	1.69	0.012	0.50
EG-AM-11-014	203	1048	845	0.30	0.05	1.14	0.004	0.35
including	570	784	214	0.40	0.07	2.24	0.005	0.47
and	910	1010	100	0.37	0.07	1.31	0.011	0.46
EG-AM-11-015 including and and	240 332 644 944	1138 488 720 1024	898 156 76 80	0.32 0.41 0.41 0.58	0.01 0.02 0.00 0.02	0.37 0.63 0.45 0.69	0.004 0.004 0.006 0.002	0.35 0.45 0.45 0.61
EG-AM-11-020	334	1093	759	0.45	0.02	0.35	0.007	0.49
EG-AM-11-023 including and	132 314 736	1030 408 892	898 94 156	0.33 0.41 0.51	0.02 0.02 0.06	0.44 0.33 1.06	0.011 0.006 0.023	0.39 0.44 0.64
EG-AM-11-024 including	244 244	1026.5 528	782.5 284	0.35 0.54	0.03 0.04	0.49 0.54	0.009 0.003	0.41 0.58
EG-AM-12-026 including and and	314 542 660 804	1032 592 710 1020	718 50 50 216	0.37 0.56 0.48 0.48	0.01 0.02 0.01 0.01	0.41 0.70 0.35 0.46	0.006 0.013 0.007 0.009	0.40 0.63 0.52 0.53
EG-AM-12-027 including and	484 548 696	1054 658 840	570 110 144	0.38 0.47 0.44	0.02 0.02 0.02	0.48 0.63 0.41	0.005 0.007 0.006	0.41 0.51 0.48

*CuEq is calculated using assumed metal prices of: copper $2.50/lb; molybdenum $15.00/lb; gold $1000/oz; and silver $15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Fourteen RC exploration holes were drilled on the Blue Hill copper oxide target in 2010 and an additional 10 RC holes plus 4 core holes were completed in 2011.  The Blue Hill drill program successfully outlined copper oxide mineralization over an area of 800 by 500 m, and has partially defined a sulphide mineralized porphyry target that partially underlies the oxides and remains open to the southeast.

A selection of some of the best results from Entrée’s drilling at Blue Hill is provided on Table 8:

Table 8 - Selected Significant Drill Intercepts – Blue Hill Target

HOLE NUMBER	From (m)	To (m)	Width (m)	Cu (%)	Mo (%)	CuEq** (%)	Comment	Hole Type
EG-BH-10-001*	18.29	182.88	164.59	0.18			Oxide/Mixed/Sulphide	RC
including	18.29	44.20	25.91	0.26			Oxide
and	59.44	99.06	39.62	0.21			Oxide
and	105.16	109.73	4.57	0.31			Oxide
and	164.59	172.21	7.62	0.38			Mixed
EG-BH-10-003*	7.62	68.58	60.96	0.19			Oxide	RC
including	56.39	64.01	7.62	0.38			Oxide
	129.54	156.97	27.43	0.28			Mixed/Sulphide
	176.78	184.40	7.62	0.13			Sulphide
EG-BH-10-005	85.34	106.68	21.34	0.40	0.014		Mixed	RC
including	92.96	106.68	13.72	0.48	0.018		Mixed
EG-BH-10-009	12.19	163.07	150.88	0.18			Oxide/Mixed	RC
including	12.19	39.62	27.43	0.36			Oxide
and	111.25	118.87	7.62	0.15	0.019		Oxide
EG-BH-11-015*	18.00	184.00	166.00	0.18			Oxide/Mixed	Diamond
	184.00	191.26	7.26	0.31			Mixed/Sulphide
EG-BH-11-016*	18.00	198.00	180.00	0.18			Oxide/Mixed	Diamond
	198.00	214.28	16.28	0.13			Sulphide
EG-BH-11-017	8.00	144.00	136.00	0.16			Oxide/Mixed	Diamond
including	8.00	78.00	70.00	0.21			Oxide
and	106.00	144.00	38.00	0.15			Mixed
EG-BH-11-018	4.00	108.00	104.00	0.17			Oxide	Diamond
including	4.00	82.00	78.00	0.19			Oxide
EG-BH-11-019***	176.00	190.00	14.00	0.24	0.001	0.25	Sulphide	Diamond
	238.00	882.00	644.00	0.19	0.007	0.22	Sulphide
including	238.00	452.00	214.00	0.24	0.008	0.28	Sulphide
and	764.00	882.00	118.00	0.18	0.017	0.26	Sulphide
EG-BH-11-020	51.82	57.91	6.09	0.17			Oxide	RC
EG-BH-11-021***	218.00	484.00	266.00	0.18	0.003	0.19	Sulphide	Diamond
including	364.00	484.00	120.00	0.24	0.003	0.25	Sulphide
and	532.00	588.00	56.00	0.04	0.046	0.23	Sulphide
EG-BH-11-026	67.06	152.40	85.34	0.21			Oxide/Mixed	RC
EG-BH-11-027*	68.58	179.83	111.25	0.23			Oxide/Mixed	RC
	179.83	188.98	9.15	0.24			Sulphide
EG-BH-11-028*	114.30	140.21	25.91	0.24		0.001	Mixed	RC
	140.21	152.40	12.19	0.26		0.001	Sulphide
EG-BH-11-030	54.86	198.12	143.26	0.21			Oxide/Mixed	RC
including	54.86	135.64	80.78	0.25			Oxide/Mixed
	201.17	240.79	39.62	0.18			Sulphide
EG-BH-11-031*	22.22	33.53	11.31	0.31		0.001	Oxide	Diamond
* Drill holes ending in copper mineralization

** Copper equivalent is calculated using assumed metal prices of: copper $2.50/lb; molybdenum $15.00/lb; gold $1000/oz; and silver $15.00/oz and  assumed recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

*** Reported gold and silver values for holes EG-BH-11-019 and 021 are not shown above, however weighted average intervals are in the range of 0.003 to 0.009 g/t gold and 0.08 to 0.35 g/t silver. The copper equivalent calculation includes these gold and silver values.

Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in the mineral resource estimate.

At the completion of the assaying, a percentage of the pulps are sent to an independent secondary laboratory for check assays.  This program was still on-going at the time of the AMTR12, however initial batches indicate no significant bias between the primary and secondary labs for both copper and molybdenum grades.  A portion of the Anaconda historical core was re-assayed by PacMag and no significant bias was noted for either copper or molybdenum between the two sampling campaigns. Entrée has initiated a program of re-sampling and assaying an additional 13,700 m of Anaconda core (approximately 5,200 samples) from 41 historical drill holes.  This includes additional core from 19 of the 23 drill holes re-sampled by PacMag and core from 22 holes selected by Entrée to provide more uniform coverage within the deposit.  The purpose of the re-assay work is to increase the database of molybdenum, gold and silver assays and to allow these to be brought into future estimates.

Metallurgical Testwork

Metallurgical testwork conducted in 2011 at Metcon Research in Tuscon has indicated that the Ann Mason ore is amenable to concentration by conventional grinding and froth flotation.  Locked cycle testing of two composites, representing the chalcopyrite, and chalcopyrite-bornite domains, resulted in copper recovery to final concentrate in excess of 93%, at saleable concentrate grades, and with no penalty elements identified.  Good liberation of sulfide minerals was achieved at a moderate primary grind P80 of 100 µm.  The potential for producing a separate molybdenum concentrate has also been investigated, but larger scale testing is required in order to generate grade and recovery estimates, as a result of the low sample head grade.

On-going metallurgical testwork on the Ann Mason deposit includes locked-cycle flotation of composite samples from the chalcopyrite-pyrite domain and grindability testing.  In addition, column leaching tests are also in progress on samples from the Blue Hill oxide and oxide-sulfide zones.

Mineral Resource Estimate

The Ann Mason property contains a NI 43-101 compliant indicated resource of 640 Mt at 0.41% CuEq (at a 0.3% copper cut-off) for 5.38 billion pounds of contained copper and 100 million pounds of contained molybdenum, and an inferred resource of 444 Mt at 0.38% CuEq (at a 0.3% copper cut-off) for 3.54 billion pounds of contained copper and 40 million pounds of contained molybdenum (Table 8).

The mineral resources at the Ann Mason deposit were estimated by Scott Jackson, of QG.  The estimate incorporates most of the historical drilling at Ann Mason and Entrée drilling to hole EG-AM-12-027.   The effective date of the mineral resource estimate is March 6, 2012.

Approximately 30,000 metres of new drilling in 27 holes were analyzed and evaluated in conjunction with 50,200 metres (119 holes) of historic drilling to prepare this resource estimate.  This estimate also includes re-assay results from portions of 23 holes sampled by PacMag Metals in 2006 and portions of two holes sampled by Entrée in 2011.  Deposit geology, structure, alteration and sulphide zoning have been reinterpreted and modelled based on the integration of historic data with current drilling results.

The basic parameters of the estimate are as follows:

•
A single estimation domain for copper was created based on using an approximate 0.15% copper threshold that continues approximately 150 m from the outermost drill holes. The mineralization is still open in most directions.

•	A similar but smaller domain was built for molybdenum using a 0.005% threshold.
•	Assays were composited to 5 m in line.
•	Copper and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 m were modelled.

•
Estimation parameters were chosen based on Quantitative Kriging Neighbourhood Analysis ("QKNA"). For copper, searches were oriented similar to the faults striking northeast. Inside the copper domain, composites above 2% were given a restricted range of influence (40 m). For molybdenum a similar strategy was applied at 0.01% molybdenum.

•	Estimation of 40 x 40 x 15 m blocks was by Ordinary Kriging.
•	A single bulk density value was used inside the copper domain (2.59) and two average density values outside that domain (2.61 in quartz monzonite and 2.57 in granodiorite).
•	The resource was classified using a number of factors, taking into account confidence in the model, data spacing and various complimentary geostatistical parameters, as follows:

-	Indicated: Material inside the 0.15% copper domain, with a spacing of approximately 100 x 75 or less and a slope of regression (a measure of conditional bias) above 0.7.

-	Inferred: Material inside the 0.15% copper domains with a spacing of greater than 100 m but less than 175 m (i.e. the rest of the copper domain).

-	Not Classified: all material outside the 0.15% copper domain.

•
The Ann Mason mineral resource has not been constrained by an economic pit shell, but QG’s review of the geometry and depth of the deposit, as well as the grade distribution and cut-off grades and comparison of these to similar-style deposits world-wide demonstrates that the inferred and indicated material has reasonable prospects for eventual economic extraction.

The following table summarizes the mineral resource for the Ann Mason deposit produced in the AMTR12.  The resource estimate for the Ann Mason deposit is effective as of March 6, 2012.  Readers are cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 9 – Ann Mason Deposit Mineral Resource Estimate

Cut-off Cu (%)	Indicated Resources
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,115	0.33	0.007	8.04	0.16	0.35
0.25	904	0.35	0.007	6.98	0.13	0.38
0.3	640	0.38	0.007	5.38	0.10	0.41
0.35	391	0.42	0.007	3.60	0.06	0.45
0.4	201	0.46	0.008	2.04	0.03	0.49

Cut-off Cu (%)	Inferred Resources
	Tonnes (million)	Cu (%)	Mo (%)	lb Cu (billion)	lb Mo (billion)	CuEq* (%)
0.2	1,131	0.29	0.004	7.31	0.11	0.31
0.25	780	0.32	0.004	5.56	0.07	0.34
0.3	444	0.36	0.004	3.54	0.04	0.38
0.35	215	0.40	0.004	1.90	0.02	0.42
0.4	82	0.45	0.005	0.82	0.01	0.47

*Copper equivalent is calculated using assumed metal prices of: copper $2.50/lb; and molybdenum $15.00/lb and assumed metallurgical recoveries relative to copper of: molybdenum 70%.

Current Exploration Program

Step-out drilling continues on the northern and western margins of the Ann Mason deposit.

Entrée has retained the services AGP Mining Consultants Inc., of Toronto, Canada to begin preparation of a PEA for the Ann Mason deposit and the Blue Hill oxide target.  Re-assaying of portions of the historical Anaconda core is also underway.  Entrée plans to incorporate assay results for molybdenum, gold and silver from these historic drill holes into future mineral resource estimates and the PEA.

Entrée has forwarded two additional composites of core samples from the pyrite-chalcopyrite domain at Ann Mason to METCON Research in Tucson for additional metallurgical testing.  This round of testing will help further refine flotation parameters to be used in the PEA.

NON-MATERIAL PROPERTIES

Entrée has interests in other non-material properties in the United States, Australia and Peru as follows.  For additional information regarding these non-material properties, including Entrée’s ownership interest and obligations, see the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2011, which is available on SEDAR at www.sedar.com.

•
Lordsburg and Oak Grove Properties, New Mexico.  Work on the 1,435 hectare Oak Grove property to date has consisted of permitting, negotiation of access agreements, a 17 line-kilometre IP survey and a 50 line-kilometre magnetic survey. The work defined moderate chargeability anomalies associated with a strong, circular magnetic feature.  No work was completed in 2011 but drill testing of the target is planned for 2012.

The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico.  Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  No work was completed in 2011.  Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

•
Shamrock Property, Nevada.  The Shamrock property is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada, approximately 5 km southeast of the Ann Mason Project.

•	Eagle Flats Property, Nevada. The Eagle Flats property consists of 58 unpatented lode claims, 65 kilometres east of Yerington, in Mineral County, Nevada.

•
Sentinel Property, North Dakota.  The Sentinel uranium exploration property consists of a mineral lease of approximately 2,100 ha which includes the Church uranium deposit, and two nearby non-contiguous prospecting permits covering approximately 1,160 ha.

•
Blue Rose Joint Venture, Australia.  The Blue Rose copper-iron-gold-molybdenum joint venture property covers exploration licence EL 3848 in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.

A soil sampling program was completed over the Golden Sophia shallow gold target in August 2011. The survey confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 m to the northeast. An RC drill program is planned for the first quarter of 2012 after completion of all native title requirements.  On September 22, 2011, the joint venture filed notice to initiate negotiations with native title parties, as required under the Mining Act of South Australia.  Drilling may not commence until either an ex parte order has been obtained or a native title and heritage agreement has been concluded.

•
Mystique Farm-Out, Australia.  Mystique is an early stage gold exploration property comprised of exploration licence E28/1915, held by Entrée.  The property is located in the Albany-Fraser Province of West Australia.

•
Lukkacha Property, Peru.  The Lukkacha property is located in Tacna Province of southeastern Peru.  The property consists of seven concessions totalling 4,400 ha which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district.  The property is situated within 50 kilometres of the international border with Chile, and initiation of further exploration (geophysics and drilling) is subject to Entrée obtaining a Supreme Decree allowing it to work on the property.

RISK FACTORS

This AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business.  Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in the Company’s Common Shares involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating Entrée and our business before purchasing the Company’s Common Shares.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing Entrée.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

Risks Associated With The Development of the Oyu Tolgoi Mining Complex.

The Joint Venture Property forms part of the Oyu Tolgoi mining complex.  As a result, certain risk factors associated with the development of the Oyu Tolgoi mining complex are also applicable to Entrée and may adversely affect Entrée, including the following.

There can be no assurance that OTLLC will be capable of raising the additional funding that it needs to complete the development of the Oyu Tolgoi mining complex, including the Hugo North Extension and Heruga deposits.

OTLLC’s existing financial resources are insufficient to meet all anticipated development expenditures required to advance the Oyu Tolgoi mining complex to the commencement of commercial production.  There can be no assurance that OTLLC will be capable of raising the additional funding that it needs.  Failure to obtain sufficient additional funding would likely have a material adverse impact on OTLLC’s ability to maintain the current development schedule for the Oyu Tolgoi mining complex.

Development of the Oyu Tolgoi mining complex may involve unexpected problems or delays.

There are a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi mining complex.  These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, power and transportation; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; the need to obtain necessary environmental and other government permits, and the timing of those permits; and the availability of funds to finance construction and development activities.  The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi mining complex.  It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there is no assurance that future development activities will result in profitable mining operations.

Lack of sufficient sophisticated electrical power and transportation infrastructure in proximity to the Oyu Tolgoi mining complex could adversely affect mining feasibility.

The Oyu Tolgoi mining complex is located in an extremely remote area in the South Gobi region of Mongolia, which currently lacks basic infrastructure, including sources of electrical power, housing, food and transport necessary to develop and operate a major mining project.  While the Oyu Tolgoi mining complex has established the limited infrastructure, including diesel-generated power, necessary to conduct its current exploration and development activities, substantially greater sources of electrical power, physical plant and transportation infrastructure in the area will need to be established before mining operations are conducted.  In addition, satisfactory agreements for the purchase of electrical power will have to be entered into, and any necessary government approvals or licences obtained.  Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility.  Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and cooperation from international, national and regional governments, none of which can be assured.

Development of the Joint Venture Property may be delayed by OTLLC in favour of development of the Oyu Tolgoi licence.

OTLLC has earned either a 70% or 80% interest in the Joint Venture Property, depending on the depth at which minerals are extracted.  OTLLC has effective control of the development of both the Oyu Tolgoi licence, which it owns outright, and the Joint Venture Property, in which Entrée maintains an interest.  The development of the Joint Venture Property may be adversely affected if OTLLC decides to delay or reduce such development in favour of the immediate or complete development of the Oyu Tolgoi licence.

Legal and Political Risks

Entrée’s ability to carry on business in Mongolia is subject to legal and political risk.

Although the Shivee Tolgoi and Javhlant licences in Mongolia are included in the contract area for the Investment Agreement, Entrée’s interest in the Joint Venture Property and Shivee West are not covered by the Investment Agreement.  There can be no assurance that Entrée’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.  In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Lookout Hill property, including the ability to access power, transport and sell product and access labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée’s original investment or to compensate for the loss of the current value of its interest in the Lookout Hill property.  Entrée’s interest in the Lookout Hill property may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mining licences in good standing.  There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs.  Although some legal title risks in respect of Lookout Hill may be mitigated by the fact that the licences are included in the contract area of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its interest in the Lookout Hill property, or the underlying legislation upon which that interest is based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée’s rights and obligations.  Local institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context.  Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable.  For decades, Mongolians have looked to politicians and bureaucrats as the sources of the “law”.  This has changed in theory, but often not in practice.  With respect to most day-to-day activities in Mongolia, government civil servants interpret, and often effectively make, the law.  This situation is gradually changing but at a relatively slow pace.  Accordingly, while Entrée believes that it has taken the legal steps necessary to obtain and hold its interest in Mongolia, there can be no guarantee that such steps will be sufficient to preserve that interest.

Entrée’s rights to use and access certain land area could be adversely affected by the application of Mongolia’s Resolution 175.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi mining complex.  These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex.  Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary.  OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement.  The Shivee Tolgoi and Javhlant licences are also part of the contract area of the Investment Agreement, which contains certain provisions respecting expropriation.  If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175.  While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

Recent and future amendments to Mongolian laws could adversely affect Entrée’s interest in the Lookout Hill property or make it more difficult or expensive to develop the property and carry out mining.

The Government of Mongolia has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment.  Entrée believes that the successful negotiation of the Investment Agreement in respect of the Oyu Tolgoi mining complex clearly demonstrates the level of commitment of the current government to continue to do so.  However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.  This was evidenced by revisions to the Minerals Law in 2006.  At present, Entrée has no reason to believe that the Government of Mongolia intends to sponsor, or that Parliament intends to enact, amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector, including those of Entrée.  Nevertheless, there can be no assurance that the present government, or a future government, will refrain from enacting legislation or adopting government policies that are adverse to Entrée’s interests or that impair Entrée’s ability to explore Shivee West and/or OTLLC’s ability to develop and operate the Oyu Tolgoi mining complex on the basis presently contemplated, which may have a material, adverse impact on Entrée and its share price.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée’s business.

Mining operations and exploration activities are subject to extensive laws and regulations.  These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities.  It is possible that the costs, delays and other effects associated with these laws and regulations may impact Entrée’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties.  Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.  Changes in governments, regulations and policies and practices could have an adverse impact on Entrée’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and its share price.

Entrée may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions.  Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Entrée is not presently a party to the Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement.

Entrée is not presently a party to the Investment Agreement.  Although OTLLC has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party to the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable.  Until such time as Entrée becomes a party to the Investment Agreement, it could be subject to the new surtax royalty which came into effect in Mongolia on January 1, 2011.  The rates of the new surtax royalty vary from 1% to 5% for minerals other than copper.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.  In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture or the scope of the lands to be covered by the Investment Agreement.

Entrée may experience difficulties with its joint venture partners.

OTLLC has earned an interest in the Joint Venture Property from Entrée.  OTLLC and Entrée have formed a joint venture and OTLLC has effective control of the development of the Joint Venture Property.  Entrée is also or may become party to additional joint ventures in respect of other properties with third parties.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters.  These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

Risks Associated With Mining

Resource and reserve estimates, including estimates for the Hugo North Extension, Heruga and Ann Mason deposits, are estimates only, and are subject to change based on a variety of factors.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.  Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site.  Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.  Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources.  Should such reductions occur, the discontinuation of development or production might be required.  The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles.  The estimated amount of contained metals in probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates in the Company’s disclosure documents are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Entrée expects to derive revenues, if any, from the extraction and sale of precious and base metals such as copper, gold, silver and molybdenum.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including the performance of Asia’s economies.  Mongolian law requires the sale or export of gold mined in Mongolia to be made through the Central Bank of Mongolia and/or other authorised entities at world market prices.  The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée’s exploration projects, cannot accurately be predicted.  Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities.  Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources.

Entrée has interests in properties that are in the exploration and development stages.  There is no assurance that the existence of any mineral reserves will be established on any of the exploration properties in commercially exploitable quantities.

Mineral reserves have been established on the Hugo North Extension deposit at Lookout Hill.  Mineral resources have been outlined on the Hugo North Extension and Heruga deposits at Lookout Hill and the Ann Mason deposit in Nevada.  Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and the property is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit or recover all of the funds that it has expended on exploration.

Development of a mineral property is contingent upon obtaining satisfactory exploration results.  Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.  There is no assurance that commercial quantities of ore will be discovered on any of the exploration properties in which Entrée has an interest.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production.  The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Most of the above factors are beyond the control of Entrée.

The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote.  In all probability, exploration properties in which Entrée has an interest do not contain any mineral reserves and any funds that Entrée spends on exploration will be lost.

There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any required permits.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs.  If required permits cannot be obtained or maintained, Entrée or its joint venture partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée’s business could fail.

Entrée is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent.  Non-compliance with such regulations could materially adversely affect Entrée.

Entrée’s operations are subject to environmental regulations in the various jurisdictions in which it operates.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée’s operations.  Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of Entrée’s operations.  To the extent that such approvals are required and not obtained, Entrée may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Entrée and its share price.

In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor’s office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded.  Even if Entrée relinquishes its licences, Entrée will still remain responsible for any required reclamation.

In the United States, exploration companies are required to apply to federal and state authorities for a work permit that specifically details the proposed work program.  A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.

There can be no assurance that the interest held by Entrée in exploration and development properties is free from defects.

Entrée’s title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.

Entrée has investigated title to the Shivee Tolgoi and Javhlant mining licences and Entrée is satisfied that the title to these licences is properly registered in the name of Entrée LLC, and that these licences are currently in good standing.  Entrée has investigated the title to the claims comprising the Ann Mason Project and is satisfied that the title to these claims is properly registered in the name of M.I.M. (U.S.A.) Inc., Entrée Gold (US) Inc. or the party from whom Entrée is acquiring its interest, and that the claims are currently in good standing.

Entrée cannot guarantee that the rights to explore its properties will not be revoked or altered to its detriment as a result of Mongolia’s Resolution 175 or otherwise.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.

In Mongolia, should such a third party challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining licence register.

Entrée is not aware of any third party challenges to the location or area of any of the mining concessions and mining claims in any of the jurisdictions in which it operates.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.  If Entrée fails to pay the appropriate annual fees or if Entrée fails to timely apply for renewal, then these licences may expire or be forfeit.

If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Joint Venture Property), Entrée will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine.  If Entrée cannot raise this additional capital or acquire additional lands, Entrée will not be able to exploit the resource, and its business could fail.

If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis.  If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée’s properties.  There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Mineral exploration and development is subject to extraordinary operating risks.  Entrée does not currently insure against these risks.

Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Entrée’s operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Entrée cannot insure or against which Entrée may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  Entrée does not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

Climatic Conditions can affect operations.

Mongolia's weather varies to the extremes, with summer temperatures ranging up to 35° Celsius or more to winter lows of minus 31° Celsius.  Such adverse conditions often preclude normal work patterns and can severely limit exploration and mining operations, usually making work difficult from November through to March.  Although good project planning can ameliorate these factors, unseasonable weather can upset programs with resultant additional costs and delays.

The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring mineral claims.  If Entrée cannot continue to acquire properties to explore for mineral resources, Entrée may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated.  Entrée competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them.

Entrée competes with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect its ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that Entrée will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Risks Related To Our Company

Entrée can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations.

Although Entrée has been in the business of exploring mineral resource properties since 1995, mineral reserves have only recently been established on a deposit in which Entrée has an interest.  As a result, Entrée has never had any revenues from its operations.  In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties.  Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Joint Venture Property is brought into production.  Entrée expects to continue to incur significant losses into the foreseeable future.  Entrée recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations.  Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

The fact that Entrée has not earned any operating revenues since its incorporation may impact its ability to explore certain of its mineral properties or require that exploration be scaled back.

Entrée has not generated any revenue from operations since its incorporation.  Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée-OTLLC Joint Venture or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at December 31, 2011, Entrée had working capital of approximately $19 million.  Entrée’s average monthly operating expenses in 2011 were approximately $1.9 million, including exploration, general and administrative expenses and investor relations expenses.  Entrée has a carried interest on all exploration activity carried out on the Joint Venture Property and, due to the nature of Entrée’s other mineral property interests, Entrée has the ability to alter its exploration expenditures and, to a lesser extent, its general and administrative expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities.

Recent global financial conditions may adversely impact operations and the value and price of the Company’s Common Shares.

Recent global financial and market conditions have been subject to increased volatility as a result of, among other things, apprehension over the ongoing debt crisis in the Eurozone and Japan, and concerns that the Chinese economy is slowing.  This increased volatility may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Company’s Common Shares could be adversely affected.

As a result of their existing shareholdings and Rio Tinto’s pre-emptive rights, Ivanhoe Mines and Rio Tinto potentially have the ability to influence Entrée’s business and affairs.

The shareholdings of each of Ivanhoe Mines and Rio Tinto in the Company together with Rio Tinto’s pre-emptive rights, and Rio Tinto Holdings’ 51% interest in Ivanhoe Mines, potentially give Ivanhoe Mines and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets.  In addition, OTLLC has operational control over the Joint Venture Property.  OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture.  The share position in the Company of each of Ivanhoe Mines and Rio Tinto and the other rights of each may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s Common Shares in the future.

The Company’s Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

The Company’s Articles contain provisions requiring the Company to indemnify Entrée’s officers and directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined.  The Company also has indemnity agreements in place with its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter the Company’s shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company’s shareholders.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues stock options or if the Company issues additional Common Shares to finance its operations.

Entrée has never generated revenue from operations.  Entrée is currently without a source of revenue and the Company will most likely be required to issue additional Common Shares to finance Entrée’s operations and, depending on the outcome of the exploration programs, may issue additional Common Shares to finance additional exploration programs on any or all of Entrée’s properties or to acquire additional properties.  In order to provide the Company with flexibility to quickly raise funds should the need or opportunity arise, the Company announced on November 19, 2010 that it had filed a short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10/A.  These filings will allow the Company to make offerings of Common Shares, warrants, subscription receipts or any combination of such securities up to an aggregate offering price of C$100,000,000 until the short form base shelf prospectus expires in December 2012.

The Company may also in the future grant to some or all of Entrée’s directors, officers, consultants, and employees options to purchase Common Shares as non-cash incentives to those persons.  Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company’s Stock Option Plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional Common Shares will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold.  As at December 31, 2011 Entrée had outstanding options exercisable into 9,135,500 Common Shares which, if exercised as at March 29, 2012 would represent approximately 6.64% of its issued and outstanding Common Shares.  If all of these options are exercised and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Company’s Common Shares.

Earnings and Dividend Record.

The Company has no earnings or dividend record.  The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company’s current intention is to apply any future net earnings to increase its working capital.  Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company’s Common Shares.  The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of Common Shares.

Conflicts of Interest.

Peter Meredith is an officer and director of Ivanhoe Mines and is also a director of the Company.  In addition, certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Entrée may be exposed and its financial position at that time.

Dependence on Key Management Employees.

Entrée’s ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel.  Its development now, and in the future, will depend on the efforts of key management figures.  The loss of any of these key people could have a material adverse effect on Entrée’s business.  Entrée does not currently maintain key-man life insurance on any of its key employees.

Fluctuations in Currency Exchange Rates.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact Entrée’s financial position and results.  Entrée faces risks associated with fluctuations in Canadian, United States, Australian, Peruvian and Mongolian currencies.

The Company is subject to the U.S. Foreign Corrupt Practices Act.

The Company is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.  The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls.  Entrée’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control.  Entrée discourages these practices by its employees and agents.  However, Entrée’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible.  Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and its share price.

The Company believes that it was a passive foreign investment company during 2011, which may have a material effect on U.S. holders.

The Company believes it was a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2011 and may be a PFIC for subsequent tax years, which may have a material effect on United States shareholders (“US Holders”).  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The United States federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of common shares will depend on whether such US Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (“QEF Election”) or a mark-to-market election under Section 1296 of the Code (“Mark-to-Market Election”).  Upon written request by a US Holder, the Company will make available the information necessary for such US Holder to make QEF Elections with respect to the Company.  Additional adverse rules would apply to US Holders for any year the Company is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC.

DIVIDENDS

The Company has not declared any dividends on its Common Shares since the inception of our Company on July 19, 1995.  There is no restriction in the Company’s Articles that will limit its ability to pay dividends on its Common Shares.  However, the Company does not anticipate declaring and paying dividends to its shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 127,016,788 were issued and outstanding at December 31, 2011 and 128,377,243 are issued and outstanding at March 29, 2012.  Each Common Share is entitled to one vote.  All Common Shares of the Company rank equally as to dividends, voting power and participation in assets.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds.  Provisions as to modification, amendments or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the Company’s Articles.

MARKET FOR SECURITIES

The Company’s Common Shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 the Company began trading on the TSX.  The Company’s symbol is “ETG” and its CUSIP number is 29383-100.  The Company’s Common Shares are also traded on the NYSE Amex under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA” (WKN:121411).

Trading History

The following tables sets forth, for each month of the most recently completed financial year, the price range and volumes traded or quoted on the TSX (as reported by the TSX) and the NYSE Amex (as reported by NYSE Amex):

TSX Trading 2011
	High Cdn$	Low Cdn$	Close Cdn$	Volume
January	3.40	2.61	2.94	2,966,749
February	3.35	2.91	2.97	3,480,350
March	3.14	2.69	3.03	1,951,673
April	3.01	2.54	2.62	1,367,687
May	2.62	2.16	2.34	794,723
June	2.32	1.82	2.06	1,338,741
July	2.34	2.02	2.16	666,139
August	2.40	1.62	2.00	1,064,476
September	2.40	1.39	1.44	1,327,598
October	1.98	1.23	1.89	973,373
November	1.93	1.08	1.29	1,959,710
December	1.36	1.05	1.25	2,366,080

NYSE Amex Trading 2011
	High $	Low $	Close $	Volume
January	3.41	2.70	2.94	7,134,748
February	3.38	3.03	3.05	4,813,059
March	3.18	2.76	3.12	3,764,935
April	3,07	2.69	2.77	2,681,895
May	2.68	2.26	2.42	2,868,560
June	2.26	1.91	2.14	2,847,885
July	2.43	2.11	2.26	1,758,777
August	2.42	1.67	1.98	3,769,605
September	2.40	1.39	1.39	2,928,949
October	1.94	1.32	1.92	1,978,010
November	1.91	1.21	1.33	1,772,089
December	1.35	1.03	1.20	2,075,730

The closing price of the Company’s Common Shares as reported by the TSX on December 31, 2011 was C$1.25.

The Company’s Common Shares are issued in registered form.  Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s Common Shares.

On December 31, 2011, the shareholders' list for the Company’s Common Shares showed 1,225 registered shareholders and 127,016,788 Common Shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 2,357,000 Common Shares were granted.  The following table outlines the details of each grant:

Number of Options	Exercise Price (CDN$)	Grant Date
200,000	3.47	January 4, 2011
125,000	2.94	March 8, 2011
150,000	2.05	July 7, 2011
100,000	2.23	July 15, 2011
1,732,000	1.25	January 6, 2012
50,000	1.27	February 1, 2012

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2011.

DIRECTORS AND OFFICERS

The Company’s Board consisted of seven directors as at December 31, 2011.  The term of office for each director expires at the next annual general meeting following his or her election or appointment.  The following is a brief account of the education and business experience of each director and executive officer, indicating each person’s principal occupation during the last five years, and the name and principal business of the organization by which he was employed or with which he is/was involved as an officer, director or beneficial owner of securities with more than a 10% voting position.

Gregory G. Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.

Mr. Crowe is a professional geologist with more than 25 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

Mark H. Bailey, Director

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 35 years of industry experience.  Since 1995, he has been the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company whose shares are listed for trading on the Toronto Stock Exchange and the NYSE Amex.  Minefinders operates the multi-million ounce Dolores gold and silver mine in Mexico.  On March 26, 2012, Minefinders announced that its shareholders had approved a plan of arrangement pursuant to which Pan American Silver Corp. will acquire all of the issued and outstanding shares of Minefinders.  The transaction is expected to close on or about March 30, 2012.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is also currently a director of Minefinders, Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Lindsay R. Bottomer, Vice-President, Business Development and Director

Mr. Bottomer has been a director of the Company since June 28, 2002 and became Vice-President, Corporate Development on October 16, 2005.

Mr. Bottomer is a professional geologist with more than 38 years experience in global mineral exploration and development with major and junior mining companies, the last 23 years based in Vancouver, BC.  Currently, he is Vice-President, Business Development with Entrée Gold Inc.  He was formerly President and Chief Executive Officer of Silver Quest Resources Ltd., a public company focused on gold and silver exploration in Canada.  Mr. Bottomer has also served as Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.  Mr. Bottomer is also a director of several other TSX-V and CSNX listed companies in the resource sector.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy.  He is also Past President of the British Columbia and Yukon Chamber of Mines and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

James L. Harris, Non-Executive Chairman and Director

Mr. Harris has been a director of the Company since January 29, 2003 and was appointed non-executive Chairman on March 15, 2006.

Mr. Harris is a corporate, securities and business lawyer with over 30 years experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange.  Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute-certified Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

Peter G. Meredith, Director

Mr. Meredith has been a director of the Company since November 24, 2004.  He was originally nominated by Ivanhoe Mines as its representative on the Company’s Board, as per the terms of the Earn-in Agreement.

Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations.  Mr. Meredith is Ivanhoe Mines' Deputy Chairman, overseeing the company's business development and corporate relations.  Mr. Meredith joined the Ivanhoe group in 1996 and was Chief Financial Officer of Ivanhoe Mines prior to his appointment as Deputy Chairman.  He is Chairman of SouthGobi Resources Ltd.  Mr. Meredith is also currently a director of Great Canadian Gaming Corporation, Ivanhoe Energy Inc., Ivanhoe Mines Ltd., and Ivanhoe Australia Ltd.

Prior to joining Ivanhoe Mines, Mr. Meredith, a Chartered Accountant, was a partner and director of Deloitte & Touche.  Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance.  He is also a member of the Canadian Institute of Chartered Accountants.

The Rt. Honourable Lord Howard of Lympne, Non-Executive Deputy Chairman and Director

The Rt. Honourable Lord Howard of Lympne has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.

He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Mr. Howard was created a Life Peer.  He was created a Companion of Honour in the Queen’s Birthday Honours List, 2011. Lord Howard is currently a director of Orca Exploration Group.

Alan Edwards, Director

Mr Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company. He served as President and Chief Executive Officer of Copper One Inc. from 2009 to2011 and President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.  He currently serves on the boards of several other publicly traded companies.

Bruce Colwill, Chief Financial Officer

Mr. Colwill was appointed to the position of Chief Financial Officer on February 1, 2011.

Mr. Colwill has over 20 years of experience with public and private companies, in a variety of sectors including oil and gas, biotech, financial services and manufacturing.  Most recently, Mr. Colwill served as Chief Financial Officer of Transeuro Energy Corp., a public oil and gas company and acted as a financial consultant to private and public companies.  Between 2001 and 2009, Mr. Colwill served as Chief Financial Officer of Neuromed Pharmaceuticals Ltd.  Mr. Colwill began his career with KPMG, first in Canada and then in Poland.  Mr. Colwill is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.  Mr. Colwill holds a BBA from Simon Fraser University.

Robert M. Cann, Vice-President, Exploration

Mr. Cann has been the Company’s Exploration Manager since July, 2002 and was appointed to the position of Vice-President, Exploration on August 11, 2005.

Mr. Cann has been in charge of the start-up and management of all of the Company’s support operations and exploration projects since July, 2002.  He has extensive experience in project management and development, geological consulting and office management.  Prior to joining the Company, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000.  From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists.

Mona M. Forster, Executive Vice President

Ms. Forster joined the Company as Business Manager in October 2003 and was appointed to the position of Executive Vice President in November 2010.

Ms. Forster has over 20 years of experience in administration and management, primarily in the mining industry.  She holds an MBA from Simon Fraser University and is currently an elected director and Past Chair of the Association for Mineral Exploration British Columbia.  She is also an appointed member of the BC Mineral Exploration and Mining Labour Market Task Force, a government-industry task force struck in 2007 to address the need for skilled and qualified workers within the mining industry in BC.

Susan McLeod, Vice President, Legal Affairs and Corporate Secretary

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010 and was appointed Corporate Secretary on November 22, 2010.

Prior to joining Entrée, Ms. McLeod was in private practise in Vancouver, Canada since 1997, most recently with Fasken Martineau DuMoulin LLP (from 2008 to 2010) and P. MacNeill Law Corporation (from 2003 to 2008).  She has worked as outside counsel to public companies engaged in international mineral exploration and mining.  She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements.  Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia, and is a member of the Law Society of British Columbia.

The table below sets out the municipality of residence and securities held by directors and executive officers as at December 31, 2011.

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(2).	No. of securities held on a fully-diluted basis(1)

Gregory Crowe Bowen Island, British Columbia, Canada	1,413,320	Shares: 1,413,320 Warrants: 0 Stock options:910,000 Total: 2,323,320
Mark H. Bailey Bellingham, Washington U.S.A.	292,922	Shares: 292,922 Warrants: 0 Stock options:855,000 Total: 1,147,922
Lindsay Bottomer North Vancouver, British Columbia Canada	554,985	Shares: 554,985 Warrants: 0 Stock options:710,000 Total: 1,264,985

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(2).	No. of securities held on a fully-diluted basis(1)

James L. Harris West Vancouver, British Columbia Canada	373,062	Shares: 373,062 Warrants: 0 Stock options:795,000 Total: 1,168,062
Peter Meredith Vancouver, British Columbia Canada	67,877	Shares: 67,877 Warrants: 0 Stock options:655,000 Total: 722,877
Rt. Honourable Lord Howard of Lympne London, UK	128,800	Shares: 128,800 Warrants: 0 Stock options:1,135,000 Total: 1,263,800
Alan Edwards Morrison, Colorado U.S.A	10,000	Shares: 10,000 Warrants 0 Stock options100,000 Total: 110,000
Bruce Colwill Vancouver, British Columbia Canada	4,700	Shares: 4,700 Warrants 0 Stock options300,000 Total: 304,700
Robert M. Cann Nanaimo, British Columbia Canada	129,225	Shares: 129,225 Warrants: 0 Stock options:600,000 Total: 729,225
Mona M. Forster Vancouver, British Columbia Canada	116,374	Shares: 116,374 Warrants: 0 Stock options:570,000 Total: 686,374
Susan McLeod West Vancouver, British Columbia Canada	9,500	Shares: 9,500 Warrants: 0 Stock options:300,000 Total: 309,500

(1)   As at December 31, 2011.
(2)
Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

To the best of the Company’s knowledge as at December 31, 2011, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,100,765 Common Shares (not including Common Shares issuable upon exercise of stock options) representing 2.44% of the then outstanding Common Shares.

Standing Committees of the Board of Directors

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members.  The members of the Audit Committee are Mark Bailey, Michael Howard and Peter G. Meredith (chairman). All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed under their profiles above.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management’s discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

	2011	2010
Audit Fees(1)	$93,412	$139,718
Audit Related Fees(2)	$26,112	$30,810
Tax Fees(3)	$38,028	$13,436
All other fees(4)	$26,949	$78,578
Total:	$184,501	$262,542

(1)
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)
Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

(4)	Audit fees associated with the June 30, 2010 acquisition of PacMag and the review of the short form base shelf prospectus supplement.

Compensation Committee

The Compensation Committee is comprised of three members of the Board: Michael Howard (chairman), Mark Bailey and Alan Edwards.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are Michael Howard, James L. Harris (chairman) and Alan Edwards.

Technical Committee

The members of the Technical Committee consist of Alan Edwards (chairman), Mark Bailey, Lindsay Bottomer and Gregory Crowe.  Mr. Edwards is a mining engineer, and Mssrs. Bailey, Bottomer and Crowe are professional geologists.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Business Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

Potential Conflicts of Interest

Peter Meredith is an officer and director of Ivanhoe Mines as well as a director of the Company.  In addition, certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.  Directors are required by law to act honestly and in good faith with a view to Entrée’s best interests and to disclose any interest which they may have in any of Entrée’s projects or opportunities.  In general, if a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

PROMOTERS

Not applicable.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Not applicable.

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company.  Their address is 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3G9, Telephone:  (604) 689-9853, Facsimile: (604) 689-8144.

MATERIAL CONTRACTS

1.	Underwriting Agreement dated November 23, 2011 between Entrée Gold Inc. and Desjardins Securities Inc., National Bank Financial Inc., TD Securities Inc., Knight Capital Group and Trapeze Capital Corp.

Pursuant to the Underwriting Agreement, the underwriters agreed to purchase 10 million Common Shares at a price of C$1.25 per Common Shares for gross proceeds of C$12.5 million.  The offering closed on November 30, 2011.  As consideration, the Company paid the underwriters a cash fee equal to 6% of the gross proceeds received by the Company for the offering.  The Company granted the underwriters an over-allotment option to purchase up to an additional 1.5 million Common Shares at the offering price, exercisable for a period of 30 days following closing.  On December 30, 2011, the underwriters exercised the over-allotment option and agreed to purchase an additional 1.15 million Common Shares.  Closing occurred on January 4, 2012.

2.	Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).

Pursuant to Earn-In Agreement, a joint venture was deemed to be formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the “Joint Venture Agreement”).  Upon entering into the Joint Venture Agreement, the Earn-in Agreement terminated, except for certain provisions which expressly survived the termination.

The Joint Venture Agreement governs the parties’ activities on the Joint Venture Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Joint Venture Property.  The term of the Joint Venture Agreement is 20 years and for so long thereafter as the parties are engaged in activities on the Joint Venture Property.

3.	Equity Participation Agreement dated 17th June, 2005, between Entrée Gold Inc. and Kennecott Canada Exploration Inc. (now Rio Tinto Exploration Canada Inc.).

Pursuant to this agreement, Rio Tinto acquired 6,306,921 units of the Company at a price of C$2.20 per unit.  Each unit comprised one common share, one share purchase warrant A (“A Warrant”) and one share purchase warrant B (“B Warrant”).  Two A Warrants entitled Rio Tinto to acquire an additional share for two years at a price of C$2.75.  Two B Warrants entitled Rio Tinto to acquire an additional share for two years at a price of C$3.00.  The A Warrants and B Warrants were exercised in full.

The agreement includes a provision pursuant to which Rio Tinto is entitled to maintain its proportional equity interest in future financings by the Company, unless Rio Tinto’s proportionate share falls below 10% of the issued and outstanding Common Shares or unless Rio Tinto fails to exercise its pre-emptive right in full).  This provision is still in effect.

4.
Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd., as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.

Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 m on the Joint Venture Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration.  OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was deemed to be formed and the parties were required to enter into the Joint Venture Agreement.  The Joint Venture Agreement was intended to replace the Earn-In Agreement, and the Earn-In Agreement terminated, except for certain provisions that expressly survived the termination.  Those parts include provisions related to the Joint Venture Agreement, title, tenure and related matters and arbitration.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company LLP, Chartered Accountants, in Vancouver, British Columbia.  The Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2011 and 2010 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting.  Davidson & Company LLP have confirmed they are independent of the Company in accordance with the rules of professional conduct of the Institute of Charted Accountants of British Columbia.

AMC Consultants Pty Ltd prepared LHTR12, which forms the basis of the scientific and technical disclosure regarding the Lookout Hill property, a copy of which is available on SEDAR at www.sedar.com.  To the knowledge of the Company, AMC Consultants Pty Ltd, the principals of AMC Consultants Pty Ltd, the authors of the report and their respective employers as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.  One of the authors of LHTR12, James Foster, H.B.Sc., P.Geo is the Company’s Exploration Manager, Lookout Hill Property, Mongolia.  Mr. Foster owns no Common Shares of the Company and holds options to purchase 240,000 Common Shares.

Robert Cinits, P. Geo., the Company’s Director, Technical Services, Scott Jackson, F.AusIMM, a principal of Quantitative Group Pty Ltd and Lyn Jones, P. Eng., a senior associate metallurgist for AGP Mining Consultants Inc. prepared AMTR12, which forms the basis of the scientific and technical disclosure regarding the Ann Mason Project, a copy of which is available on SEDAR at www.sedar.com.  To the knowledge of the Company, Quantitative Group Pty Ltd, AGP Mining Consultants Inc., their principals and the authors of the report as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.  Mr. Cinits owns no Common Shares of the Company and holds options to purchase 200,000 Common Shares.

Robert Cann, P. Geo, the Company’s Vice President, Exploration approved the technical information in this AIF and the Company’s news releases and other disclosure documents.  Mr. Cann owns 129,225 Common Shares of the Company and holds options to purchase 725,000 Common Shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation is contained in the management information circular for the annual general meeting of the Company’s held on May 16, 2011.  Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2011, 2010 and 2009.  Copies of the information circular, financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, British Columbia V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

APPENDIX

TO ANNUAL INFORMATION FORM DATED MARCH 29, 2012

ENTRÉE GOLD INC.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on December 16, 2011

I. Purpose of Audit Committee of Entrée Gold Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the appointment, independence, qualifications, and compensation of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3.
Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II. Composition

The Committee shall be composed of at least three directors, each of whom the Board determines has no material relationship with the Company, is otherwise “unrelated” and satisfies the definition of “independent” as set forth by Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

Exchange Act Rule 10A-3 requires that each member of the Audit Committee must serve on the Board and satisfy independence requirements.  For the purposes of satisfying the independence requirement, Audit Committee members may not, other than in their capacity as members of the Committee, the Board, or any other committee of the Board (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee1 from the Company, or of the Company’s subsidiaries; or (ii) be an affiliate of the Company or any of the Company’s subsidiaries.

Because the Company is currently a foreign private issuer, the Company may seek to take advantage of the following exemptions from the Rule 10A-3 independence requirements:

1.
A non-executive employee of the Company may be exempt from the prohibition of accepting consulting, advisory or other compensatory fees if that employee is elected or named to the Board or Audit Committee pursuant to the Company’s governing laws or constating documents, an employee collective bargaining or similar agreement or other home country legal or listing requirement; and

2.	An Audit Committee member may be exempt from the prohibition of being an affiliate of the Company if:

(a)	The member is an affiliate of the Company or a representative of such an affiliate;

(b)	The member has only observer status on, and is not a voting member or the chair of the Audit Committee; and

(c)	The member nor the affiliate for which such member is a representative is an executive officer of the Company.

These exemptions are only available to the Company so long as it remains a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to fall within the definition of a foreign private issuer, the Company must immediately take steps to cure any independence non-compliance within the Audit Committee.2

All members of the Committee must be financially literate, meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  One or more members of the Committee shall be, in the judgment of the Board an “audit committee financial expert” as such term is defined by applicable rules and regulations.

1 Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company.)  This exception, however, may be overridden by the NYSE Amex and the Audit Committee should, during its routine evaluation of the effectiveness of this Charter, determine whether this exception still applies.
2 If the Company elects to take advantage of either these exemptions, the Audit Committee should periodically review its status as a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to qualify as a foreign private issuer, and the Company’s securities are listed on the NYSE Amex, the Company may need to adjust its “independence” criteria to reflect the requirements set forth in Rule 803A of the NYSE Amex Company Guide Rule.

2

are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  One or more members of the Committee shall be, in the judgment of the Board an “audit committee financial expert” as such term is defined by applicable rules and regulations.

If any executive officer of the Company becomes aware of any material non-compliance with the requirements of Exchange Act Rule 10A-3, the Company must provide notification to the exchange on which its securities are listed.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements, including Exchange Act Rule 10A-3, for reasons outside that member’s reasonable control, that person, with prompt notice to the exchange on which the Company’s securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or one year from the occurrence of the event that caused the member to no longer be independent.

III. Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.  Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the United States Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls.  During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

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IV. Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis.  Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V. Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee.  If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board.  All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI. Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities.  The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

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VII. Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company.  Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10.	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

5

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14.	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15.
Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

6

20.
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25.	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

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ANNEX A

PROCEDURES FOR THE SUBMISSION OF

COMPLAINTS AND CONCERNS REGARDING

ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR

AUDITING MATTERS

1.
Entrée Gold Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Entrée Gold Inc.
c/o Audit Committee
Attn:  Chairperson
Suite 1201 - 1166 Alberni St.
Vancouver, BC CANADA  V6E 3Z3
Canadian Email Address: etgcanada@entreegold.com
USA Email Address: etgus@entreegold.com
Mongolia Email Address: etgmongolia@entreegold.com

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.

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